

eldorado gold

Eldorado Gold 2020 Sustainability Report

Sustainability from the Ground Up

About 2020 Sustainability Report

This 2020 Sustainability Report (the "Report") has been produced in accordance with the requirements of the core Global Reporting Initiatives ("GRI") standards, and includes data on Eldorado Gold Corporation's ("Eldorado" or the "Company") five producing mines in 2020 as well as construction, development and exploration projects. However, the performance data focuses on our producing assets – Kışladağ, Lamaque, Efemçukuru, Olympias and Stratoni. Data represents the full 2020 calendar year and, unless otherwise noted, all costs are reported in US dollars. Although the Sustainability Report is not externally verified, all data and content have been prepared and reviewed internally by our management teams and the Sustainability Committee of the Board of Directors.

Please note that, where applicable, restatements of prior year data have been highlighted throughout the Report. Restatements occur as a result of updated or more accurate data becoming available after the publication of our previous Sustainability Report on June 25, 2020.

We welcome feedback from all stakeholders regarding our sustainability reporting. Please direct comments or requests for further information to **sustainability@eldoradogold.com**.

Other In-Country Sustainability Reporting

In addition to this report, our Greek subsidiary, Hellas Gold S.A., publishes a GRI-aligned **Corporate Social Responsibility report**, and our Turkish subsidiary, Tüprag Metal Madencilik Sanayive Ticaret A.S., publishes a biannual magazine called *Altin Sayfa (Golden Pages)* that includes articles, case studies and news relevant to our Turkish mines' social and environmental performance during the period. Our Lamaque project, Eldorado Gold Québec, produces a biannual information bulletin that discusses the project's health and safety, and environmental and social performance and programs. The bulletin is distributed by mail to residents of the Abitibi-Témiscamingue region of Québec, Canada.

eldorado gold

Sustainability from the ground up.

Cover image: Land reclamation at Olympias, Greece

Table of Contents


Sustainability from the ground up.

Eldorado at a Glance

Eldorado Gold is a Canadian mid-tier gold mining company, with shares trading on the Toronto (TSX: ELD) and New York (NYSE: EGO) stock exchanges.

Eldorado produced approximately 528,000 ounces of gold in 2020 and, as of September 30, 2020, had proven and probable gold reserves of over 17.7 million ounces.

Eldorado's operations are global and the Company has assets in Turkey, Canada, Greece, Brazil and Romania. The Company's activities involve all facets of mining, including exploration, development, production, reclamation and rehabilitation.

Headquartered in Vancouver, the Company directly employs approximately 4,500 people worldwide. Eldorado operates as a decentralized business, with the majority of employees and management being nationals of the countries in which operations and offices are located.

Eldorado's approach to business is based on a commitment to quality assets, prudent capital allocation, a skilled workforce, responsible and safe operations, and adding value to the communities where it operates.

At year end, Eldorado had a market capitalization of approximately $2.32 billion and revenues of approximately $1.02 billion.

For more information on Eldorado Gold, our entities and our performance, please see our 2021 Annual Information Form on our website at www.eldoradogold.com/investors/.

2020 Key Facts and Figures

4,518
employees and contractors

5 Countries of Operation
Turkey, Canada, Greece, Brazil and Romania

5 Operating Mines
Kışladağ, Efemçukuru, Lamaque, Olympias and Stratoni

1 Construction Project
Skouries [1]

3 Development Projects
Tocantinzinho, Certej and Perama Hill

528,874 oz Gold
produced in 2020

17.7 Moz Gold
reserves as at September 30, 2020

24,947 Cubic Metres
of water recycled in 2020

Over $500,000 donated
to COVID-19 community-assistance programs

215,301 Tonnes CO2e
of greenhouse gas emissions produced in 2020 [2]

0.85
lost-time injury frequency rate

28 Years
of experience building and operating mines globally

Notes:

(1) The Skouries project is approximately 50% constructed and is currently on care and maintenance.

(2) Includes scope 1 and scope 2 greenhouse gas emissions.

Message from the President & CEO

Our approach to sustainability is driven by our purpose to create a positive impact today and for future generations by finding ever-better ways to operate. We accomplish this by taking a fresh approach to opportunities and challenges, and by putting responsible practices at the core of all that we do.

Sustainability from the Ground Up

Throughout Eldorado's 28 years of operation, we have consistently demonstrated our commitment to operating with integrity. We have sought to embed sustainability management practices at all levels of our organization, and at each stage of the mining life cycle, to keep our people safe, deliver responsibly produced products, reduce our environmental impacts and create opportunities beyond our mines. We know that to create the tomorrow we desire, care and attention is required in our decisions today.

From the initial relationships we build with local communities during the early stages of exploration through to implementing socially and environmentally responsible closure practices, we believe it is our shared responsibility to break new ground in a way that we can be proud of. By implementing sustainability from the ground up in all aspects of our business, together we are making the most of the opportunities ahead of us and creating a positive legacy for our stakeholders.



George Burns
President & CEO

2020 Year in Review

Despite the unprecedented challenges of navigating COVID-19, our teams demonstrated incredible courage in the face of adversity and delivered on key catalysts to drive value for all stakeholders in 2020, with safety as a top priority.

We delivered on many fronts, including maintaining and achieving our annual guidance. Production totalled almost 529,000 ounces for the year, a 34% increase over 2019, amid an improving cost profile. Exploration success led to a replacement of all the gold reserves mined during the year.

During the year, we completed the purchase of 5% of Hellas Gold shares not already owned by Eldorado – Eldorado is now the sole shareholder in the Company. We also took another step toward streamlining our portfolio, completing the sale of the Vila Nova iron ore mine in Brazil, a non-core asset.

We significantly strengthened our balance sheet in 2020 and ended the year in a solid financial position, with over $500 million in cash and equivalents and approximately $29 million available under the revolving credit facility. In February 2021, we amended our letters of credit, creating an additional $100 million of liquidity. This increased liquidity, improved credit profile and overall financial strength provide us with the flexibility to take advantage of the compelling growth opportunities before us.

Integrating Sustainability across Our Business and Strengthening Sustainability Governance

During 2020, we focused on articulating our approach to sustainability and developed a global sustainability framework. This framework is our foundation for how we approach responsible mining. It articulates four key pillars that are our commitments across environment, social and governance indicators as follows:

1) Safe, inclusive and innovative operations
2) Engaged and prosperous communities
3) Responsibly produced products
4) Healthy environment, now and for the future

We measure our performance against these pillars through our Sustainability Integrated Management System ("SIMS"). Developed throughout 2020 and launched earlier this year, SIMS is a set of minimum performance standards by which we will be able to better measure and track our ESG performance.

We have integrated other responsible mining frameworks, such as the Mining Association of Canada's Towards Sustainable Mining and the World Gold Council's Responsible Gold Mining Principles, into SIMS so that in adhering to our own standards, we are also complying with these leading frameworks.

In delivering on our commitments, we believe we will continue to be a preferred partner for host communities and countries, and have access to capital to enable us to grow our business for the benefit of all stakeholders.

Keeping Our People Safe throughout the Pandemic and Beyond

The health, safety and security of our people remain core to everything we do. The COVID-19 pandemic has proved to be one of the most severe tests of our safety commitment and crisis response.

Early in 2020, we prioritized monitoring and adapting our controls to prevent the spread of the virus and keep our people, their families and local communities safe. While vaccination is beginning to occur in each of our jurisdictions, our COVID safety protocols and procedures remain in place at this time.

Despite a three-week government-mandated shutdown of our Lamaque operations in April 2020, we have been able to maintain business continuity and support for our local communities throughout the pandemic. Eldorado allocated USD$500,000 of financial and in-kind support for local COVID-19 response, providing communities with masks, sanitizer, food, critical medical equipment and donations to health agencies and community services.

In addition to our robust COVID response, we saw significant improvement in our safety record in 2020 with our overall lost-time injury frequency rate decreasing over 40% and total recordable injury frequency rate decreasing over 25%. Efemçukuru, in particular, achieved three years without a lost-time injury.

We strengthened our safety culture during the year through increased engagement with front-line workers by prioritizing risk-identification as well as taking preventative measures and corrective actions following safety inspections. Further improvement is needed however to bring our safety performance in line with our industry-leading peers.

Strengthening Our Commitment to Inclusive Diversity

The inclusion of diverse people and perspectives is critical to our business and our ability to deliver superior performance. Eldorado has taken meaningful steps in this area in the past year, and I'm pleased to report that our Board achieved gender parity in 2020, joining only a handful of Canadian public issuers in doing so. Early this year, we updated our Board and Senior Management Diversity Policy to reflect additional facets of identity diversity. The policy update includes new aspirational targets beyond gender for other designated groups. We continue to actively develop female talent within Eldorado with the goal of having women hold at least 30% of senior management roles by year end 2023.

More broadly across Eldorado, we introduced our new Valuable Leadership model in 2020 as an extension of our core values, in which inclusive leadership habits show up prominently. Our top global leaders at corporate and site are now on a multi-year learning pathway that's focused on the neuroscience of inclusion. Regional roadmaps to support inclusive diversity are also in development.

Creating Engaged and Prosperous Communities

As part of our desire to build a positive legacy for our stakeholders, we seek to provide opportunities for host communities and governments to benefit from our investments and the revenues we generate.

One of the ways in which we can have a direct positive impact is by employing those who live near our mines. We are proud that 81% of our employees are from the communities in which we operate, and 99% of our employees are nationals of the countries in which we operate.

Over the past year, our team in Québec continued to drive economic growth in Val-d'Or through local hiring, local procurement practices and skills-based training for First Nations. Support was provided to mental health programs, palliative-care facilities, homeless shelters and other services for vulnerable peoples in the region. In Turkey, our community outreach focused on improving infrastructure, such as water lines and roads near Kışladağ and supporting local biodiversity through an investment in 50 beehives near Efemçukuru. In Greece, we continued our support of science, math and robotics-based programs for local children, addiction treatment and recovery, and the Aero-Club of Thessaloniki that monitors wildfires in the Halkidiki region.

Protecting the Health of Our Environment

Protecting the environment has always been at the forefront of our business decisions. In addition to implementing industry-leading technologies such as dry stack tailings and ventilation on demand to reduce our environmental footprint, we are also taking action on climate change.

In 2020, we began developing an energy and carbon management system ("ECMS") to identify opportunities for energy efficiency and GHG reductions across our business. We conducted energy-efficiency reviews for four of our operating sites and established global governance over Eldorado's energy and carbon performance. We have committed to establishing targets for GHG reductions and developing a strategy to achieve them, which we aim to share with our stakeholders later this year as part of our commitment to align with the Task Force on Climate-Related Disclosure.

This is important work as our global GHG emissions increased in 2020, largely due to Kışladağ's waste-stripping activities. This was offset by Efemçukuru's earlier focus on energy-reduction projects on site, which has resulted in a 9% decrease in GHG emissions since 2018. Lamaque also continued to perform as one of the lowest GHG emissions per ounce gold mines globally as a result of access to low-emission hydroelectricity in Québec and other site-based energy-efficiency projects.

We remain focused on managing our water use and protecting water sources for local communities and the environment, and work to recycle and reuse water wherever possible. Carefully managing our water usage, along with building robust reclamation and biodiversity programs, such as our plant nurseries at Kışladağ and Olympias, supports our efforts to leave a lasting positive environmental legacy everywhere we operate. In 2020, we reclaimed over 10 hectares of land to its original state, including historic mining areas in Greece, and by planting over 8,000 saplings at Kışladağ.

Looking Ahead: Continuing to Integrate Sustainability across Our Business

As we look forward, we will focus on strategic initiatives that will unlock further value across our business. This will help us achieve our strategic priorities of operational execution, financial prudence, portfolio optimization (with particular emphasis on Greece), and continuing to develop our culture of safety, sustainability and governance, which is core to our business.

On this front, we will focus on implementing SIMS across our operations and completing site self-assessments later this year. This will provide us with a benchmark upon which to measure our sustainability performance year on year. We are also developing our strategy to reduce energy use and address the impacts of climate change. We look forward to sharing more details on that as the year progresses. We will also continue to work towards full conformance with the Responsible Gold Mining Principles, of which the work we have done thus far will set us up well to achieve. On the safety front, we will be taking a proactive approach by increasing preventative inspections and tracking corrective actions taken.

Nothing is more rewarding than seeing the progress our people deliver every day. As we implement sustainability from the ground up and find new and innovative ways to increase productivity and positive impacts, we will work to raise the bar for sustainable mining practices.

Yours sincerely,

George Burns
President & CEO

Letter from Chair of the Sustainability Committee

How an organization governs sustainability is as vital as the performance metrics it discloses. Environmental, Social and Governance ("ESG") performance underpins organizational sustainability and transparent reporting allows stakeholders to understand which issues are important, and how these are managed and measured. In essence, governance provides crucial insight into a company's values and how it functions.

In the spirit of breaking new ground and putting responsible practices at the core of what we do, Eldorado acted on opportunities to strengthen its sustainability governance in late 2019. When I joined the Board in September 2020, Eldorado was already focused on delivering two key pieces of work that, I am pleased to report, have now created a very solid foundation for driving sustainability throughout the Company.

The first deliverable was the creation of a sustainability framework, which lays out the Company's global commitments to operate responsibly. This was borne out of the recognition that Eldorado's sites were already doing well in managing environmental, social and governance issues at a local level, but a cohesive approach to sustainability was required.

The second piece of work, the creation of a Sustainability Integrated Management System ("SIMS"), allows us to deliver on our commitments outlined in the framework. Launched in early 2021, SIMS is a set of performance standards across environment, social and governance indicators that will enable us to better measure and track our ESG performance. The core objectives of SIMS are regulatory compliance, compliance with voluntary commitments, responsible risk management and continuous improvement.

To further demonstrate Eldorado's commitment to sustainability governance, the Terms of Reference of the Sustainability Committee of the Board were updated in 2020 to reflect committee oversight for key ESG issues, including tailings management and climate change.

Expectations around sustainability disclosure and performance by internal and external stakeholders are rapidly evolving and becoming more nuanced. I am confident that Eldorado is well-positioned to deliver on these expectations, with the appropriate governance in place, and to fulfil our vision of building a sustainable, high-quality business in the gold mining sector now and in the future.

Judith Mosely
Chair of the
Sustainability Committee



Responding to COVID-19

COVID-19 has changed the ways in which we live our lives – and brought on suffering and illness. Eldorado pays respect to those who have suffered or lost their lives as a result of this disease, and remains committed to supporting our people and the communities in which we operate throughout the COVID-19 pandemic and beyond.

When COVID-19 developed into a global pandemic in early 2020, Eldorado took proactive steps to protect our people and our business. We have implemented health and safety practices and technologies to mitigate the risks of COVID-19 transmission across our workplaces, worked closely with health authorities and healthcare providers to manage risks, and sought to support the communities and countries in which we operate.

As the COVID-19 pandemic developed, we undertook task observations across our workplaces and modified tasks to allow for physical distancing. Employees that were at risk of severe health outcomes, or had at-risk family members in their homes, accounting for over 15% of all employees, were advised to stay at home.

Technologies such as temperature screenings and location devices enabled us to effectively mitigate the risks of a COVID-19 outbreak in the workplace. Our commitment to health and safety was reinforced, and we acted with agility to protect our workforce.

The COVID-19 pandemic has also had an unprecedented impact on economic, social and cultural well-being across the world. As the communities and the regions in which we operate were impacted by the pandemic, we were proud to provide $500,000 of support through donations of health care supplies such as masks and ventilators. We also worked with community organizations to support our neighbours and local communities by providing hygiene products, food supplies and access to health care.

Through the challenges and grief of the pandemic, our response to COVID-19 has fortified our commitments to safe and inclusive workplaces, supporting our communities, and our values as a responsible mining company.

Our Approach to Responsible Mining

Our business is focused on breaking new ground at every stage in the mining life cycle. From the initial relationships we build with local communities to implementing socially and environmentally responsible closure practices, we seek to find new ways to responsibly create value for all of our stakeholders.

From our corporate values and our vision of "breaking new ground" to our sustainability framework, policies and Sustainability Integrated Management System ("SIMS"), we are committed to responsible mining as the foundation of our business.


Vision and Values
Sustainability Framework
Sustainability Policies
SIMS

Eldorado's **Vision and Values** define our future as an organization and our approach to how we get things done

Eldorado's **Sustainability Framework** articulates what sustainability means to Eldorado

Eldorado's **Policies** define our commitments on specific sustainability-related topics

SIMS provide performance-based standards that operationalize our Sustainability Framework and Policies across our global sites

Our Values

Our five core values are the foundation for how we do business, ignite our culture and underpin Eldorado's vision of building a sustainable high-quality business in the gold sector.


Values
Collaboration
We succeed together
Courage
We embrace the unknown and face challenges head on
Integrity
We are honest and do the right thing
Drive
We persevere through adversity, remaining committed to delivering on our promises
Agility
We continuously assess, adapt and navigate to find solutions

Our Sustainability Framework

Eldorado's sustainability framework embodies our pledge to incorporate "sustainability from the ground up" in service of our corporate vision to build a sustainable, high-quality business in the gold sector. This means we consider sustainability in everything we do, from exploration to closure, and in our relationships with customers, communities, investors and other stakeholders. Our Company values of collaboration, courage, integrity, drive and agility provide a meaningful foundation to this approach.

Our sustainability framework articulates four key pillars that highlight our commitments across environmental, social and governance indicators as detailed in this report. By delivering on these pillars, we believe we will continue to be a preferred partner for host communities and countries, and have access to capital to enable us to grow our business for the benefit of all stakeholders.

Our framework includes our commitments to deliver on the following:

Safe, Inclusive and Innovative Operations

Fostering safe and inclusive workplaces that value diversity, personal growth and innovation

Engaged and Prosperous Communities

Working with our communities in a spirit of mutual respect to grow local economies and deliver lasting opportunities

Responsibly Produced Products

Demonstrating respect for human rights and delivering conflict-free, responsibly produced gold

Healthy Environments Now and for the Future

Taking care of our environment through industry-leading practices and technology



Kışladağ, Turkey

Our Sustainability Policies

Eldorado's policies and commitments provide the governance for making our vision, values and framework a reality.

In 2021, we updated our Diversity Policy. We work to maintain policies and commitments that support responsible mining practices.

Our sustainability-related policies include:

- Health and Safety Policy
- Environment Policy
- Human Rights Policy
- Diversity Policy
- Anti-Bribery and Anti-Corruption Policy
- Code of Business Conduct and Ethics
- Shareholder Engagement Policy

Eldorado's Sustainability Integrated Management System

In 2020, Eldorado undertook a company-wide effort to develop a Sustainability Integrated Management System ("SIMS"). SIMS provides performance-based standards for all Eldorado sites in the areas of occupational health and safety, environmental performance, social performance, security, and general management of sustainability topics.

SIMS was developed through a collaborative effort with direct participation from executive leadership, senior management, Mine and Country General Managers, corporate teams and a dedicated group of sustainability professionals from across Eldorado's operating regions.

Following the successful development of SIMS in 2020, the program was launched for implementation in early 2021. Sites continue to work towards full alignment with the requirements in SIMS with oversight from senior management and the efforts of "SIMS Champions" across the Company.

SIMS is founded and fostered on Eldorado's values, and is a critical tool for driving sustainability performance across our business.

Guiding External Frameworks and Commitments

Eldorado's sustainability framework, policies and SIMS have been guided by industry-leading frameworks, such as the Mining Association of Canada's ("MAC") Towards Sustainable Mining program and the World Gold Council's ("WGC") Responsible Gold Mining Principles ("RGMPs"). As a member of MAC and the WGC, Eldorado is committed to these leading frameworks for applicable operations.

The certifications, standards, commitments and organizations we recognize are detailed below.

Certifications, Standards and Commitments

We report under the following:

- Carbon Disclosure Project's Climate Change Report, Water Report and Forests Report
- Global Reporting Initiative Standards

Our sites achieve certifications such as:

- International Cyanide Management Code
- ISO 14001 Environmental Management System Standard
- ISO 50001 Energy Management System Standard
- ISO 45001 Occupational Health and Safety Management System Standard
- World Gold Council's Conflict-Free Gold Standard

We are guided by the following:

- Mining Association of Canada's Towards Sustainable Mining Framework
- United Nations Global Compact, Guiding Principles on Business and Human Rights, and Sustainable Development Goals
- Voluntary Principles on Security and Human Rights

Memberships

Eldorado is also a member of several industry associations that assist in developing best practices and international standards. These associations include the following:

- European Association of Mining Industries, Metal Ores & Industrial Minerals ("Euromines")
- International Cyanide Management Institute
- Mining Association of Canada
- Québec Mining Association
- Turkish Gold Miners Association
- Prospectors & Developers Association of Canada
- World Gold Council

Our Performance Targets

In 2020, Eldorado achieved all sustainability-related corporate targets. We continue to set ambitious goals for sustainability performance, management and governance, and work to integrate sustainability into our business. For further information on how are targets are tied to compensation, please see our annual Management Proxy Circular.

○ Not achieved
◐ Partially achieved
● Achieved

2020 Sustainability Goals

Goal	Achievement level	Target
Develop Eldorado's Sustainability Integrated Management System ("SIMS")	●	In 2020, we developed and began planning the implementation of our SIMS. See page 8 for more information
Reduce LTIFR by 10%	●	Our 2020 LTIFR was 0.85, a reduction of 43% from 2019
Reduce TRIFR by 10%	●	Our 2020 TRIFR was 5.95, a reduction of 27% from 2019
Zero fatalities	●	Eldorado recorded zero fatalities in 2020. Eldorado has not recorded a fatality since Q3 2017
Zero environmental and regulatory non-compliance	●	Eldorado recorded zero material environmental or regulatory non-compliances

Significant efforts by Health, Safety and Sustainability teams across all operating regions led to the successful development of SIMS, and our continued focus on workforce engagement helped us achieve our health and safety targets. Placing an emphasis on sustainability in our corporate scorecard is an important indication of our commitment to responsible mining, and reinforces our values to all of our stakeholders.

2021 Sustainability Goals

In 2021, we are focused on integrating sustainability across Eldorado through the implementation of SIMS, advancing alignment to the RGMPs, developing energy and GHG-reduction targets, and focusing on leading health and safety indicators.

Goal	Target
Reduce LTIFR and TRIFR by 10%	LTIFR: 0.77 TRIFR: 5.35
Establish common health and safety leading indicators	Enhance corrective-action performance following preventative inspections
Sustainability systems and strategy	Progress on multi-year sustainability programs including: • SIMS implementation and site self-assessments • Advance alignment to the Responsible Gold Mining Principles • Develop a Climate Change Strategy and set climate-related targets
Zero fatalities	Zero fatalities
Zero major environmental or social incidents	Zero major environmental or social incidents

Materiality

Eldorado's annual Sustainability Report provides an opportunity for the Company to comprehensively assess the issues and topics that are most material to our business and have the greatest impacts on society, the environment and economies.

In addition to our continuous monitoring of material issues, a formal assessment allows us to map the topics most important to our stakeholders and identify issues across our operating regions. This broad view provides valuable insights into our business and is the foundation of this Report.

Defining Materiality: Aligning with the GRI Standards

In accordance with the revised guidance for the GRI materiality assessment provided by the GRI Standards, this Report defines a "material topic" as a matter that reflects the Company's significant economic, environmental and social impacts, or a matter that could substantively influence the assessments and decisions of our stakeholders.

The GRI Standards' externally focused definition of materiality forms Eldorado's understanding of material topics for this Report. In addition to the GRI Standards' materiality-assessment methodology, we continue to measure each topic's "importance to the business" to provide a transparent view of internal priorities to our stakeholders.

Determining Materiality

Each year we conduct a materiality assessment to identify the topics that will be featured in this Report. This multi-step assessment includes feedback from internal and external stakeholders to develop a comprehensive understanding of our impacts upon the economy, environment and society.

This year, we supplemented previous surveys of internal and external stakeholders through targeted discussions with senior management and regional leadership.

After compiling the results of conversations and surveys, each of the identified material topics was assessed in relation to the UN SDGs' 2020 Sustainable Development Index to determine Eldorado's impacts across our operating regions. Senior management has taken time to review the material topics presented in this Report with consideration to our impacts and influence.

This materiality assessment creates additional value for Eldorado by:

- Providing structure and mandate for managing the most important environmental, social and governance ("ESG") topics for our business and our stakeholders
- Adding data-driven support for the purpose and direction of our internal and external engagement initiatives
- A tool to map material topics to enterprise risks, ensuring they are considered

How We Determine Material Topics

Step 1: Preliminary Desktop Assessment

Eldorado consistently monitors news related to our business, industry peers, and the economic, social and environmental issues facing communities and governments in our operating regions to maintain an understanding of what is material for our stakeholders. With this background knowledge, we define the purpose and context of our materiality assessment.

Taking results from the prior year's materiality assessment as a starting point, we review peer, industry and media reports and internal documents to identify a list of material topics to include in the assessment.

Step 2: Designing the Materiality Assessment

We identify internal and external stakeholders, design survey questions and refer to external sources such as the SDGs to inform the design and content of our assessment. A well-designed assessment process allows us to accurately understand our impacts and influence.

Step 3: Conducting Business Impact Assessments

We conduct online surveys with senior executives and management across corporate, regional and site offices, including professionals responsible for overseeing social, environmental and economic performance at each site. Respondents are asked to rank material topics based on their impacts on society, the environment and the economy as well as Eldorado's business as a sustainable mining company.

Step 4: Determining External Impacts

We measure the salience of our impacts in the countries where we operate using the SDG Sustainable Development Index. The SDG Index assesses countries based on their progress towards each of the 17 SDGs, and assigns a score for each country's performance on each SDG accordingly. This tool helps us to understand where we have the greatest impacts across all of our operations by seeing which SDGs we can most significantly contribute to.

Step 5: Compiling Results and Creating a Matrix

We map issues onto a materiality matrix to communicate their relative importance, identify those that have significantly changed since the previous assessment, and identify those that may require further management attention and action.

Step 6: Validating and Reporting Results

We review the results of our materiality assessment internally and establish how to present the material topics to be included in the Report.

Analysis of 2020 Material Topics

Topics that fall within our reporting threshold of moderate to high materiality form the areas of focus for this Report. For each topic that surpasses the threshold, we describe our management approach and provide performance data and analysis.

Although topics that surpass the materiality threshold comprise the majority of the content of this Report, we discuss our management approach and at times provide data for other topics as they may be particularly salient to certain groups of stakeholders or within certain operating regions.

Materiality Results

Our material topics in each reporting category include:

Safe, Inclusive and Innovative Operations

- Occupational Health and Safety
- Inclusive Diversity
- Training and Professional Development
- Labour Standards

Engaged and Prosperous Communities

- Engagement
- Community Investment
- Local Employment and Procurement

Responsibly Produced Products

- Corporate Governance and Transparency
- Human Rights
- Security
- Responsible Sourcing

Healthy Environments Now and for the Future

- Tailings and Waste
- Energy and Climate Change
- Water and Air
- Biodiversity and Reclamation



Lamaque, Canada

In 2020, as part of our conversations with senior management and leadership teams, we reclassified a number of material topics to align with our sustainability framework. We believe the topics identified above best reflect Eldorado's practices, priorities and areas of influence as a responsible mining company.

Materiality Matrix


More important
Importance to Our Business
Less Important
Importance to Our Stakeholders
More Important
Our Impacts to the Sustainable Development Goals
Occupational Health & Safety
Energy and Climate Change
Tailings and Waste
Human Rights
Stakeholder Engagement
Training and Professional Development
Responsible Sourcing
Inclusive Diversity
Security
Labour Standards
Corporate Governance and Transparency
Biodiversity and Reclamation
Local Employment and Procurement
Community Investment
Water and Air
Working with Indigenous Peoples

Materiality matrix legend:

- **Importance to Our Business (Y axis):** reflects the influence and importance of each topic on Eldorado as a sustainable mining company
- **Importance to Our Stakeholders (X axis):** reflects the influence and importance each topic has across all stakeholder groups surveyed
- **Bubble size:** indicates Eldorado's impact on society, the environment and economy for each topic as measured by our potential contributions to the 2020 UN SDGs Index scores for our operating countries

For more information about our contributions to the SDGs, see pages 23–25 of this Report.

While we have presented each material topic relative to others, all of the topics above are considered "material topics" per GRI and SASB reporting standards, and are considered important to our business and our stakeholders. Eldorado seeks to be a leader in responsible mining in each of these areas.

Responsibly Creating Value throughout the Mining Life Cycle

Exploration (3–5 years)

Eldorado's **Exploration** and **Corporate Development** units actively look for potential assets within our focus jurisdictions and in new regions. They assess early and advanced-stage exploration projects and conduct near-mine and grassroots exploration programs with the goal of adding value through discovery in order to increase our resources and reserves.

Our **Exploration** teams visit prospective areas to introduce themselves to local communities and conduct geological surveys and sampling programs. Often our **Exploration** teams partner with other companies to benefit from their local knowledge and experience.

Whenever possible, we work with local suppliers and hire local employees and contractors in order to share the value generated by our mineral-exploration investments with communities. If results indicate a mineralized deposit, drilling programs are undertaken to define the resources and reserves that inform the evaluation and development stage of a project.

Exploration is the first step to unlocking the sustainable development benefits of mining for host communities and countries.

Key Economic, Social and Environmental Impacts of Exploration

- Minimal environmental impacts such as drill holes and access roads that are relatively simple to remediate if a project does not advance
- Exploration investments may introduce local communities to new technologies and infrastructure as well as educational and employment opportunities that can foster further sustainable development
- Increased industrial activity can result in real or perceived social and environmental impacts. Eldorado's **Exploration** teams engage with local communities to understand and address these impacts

Evaluation and Development (5+ years)

During the development stage, our **Engineering**, **Technical Services** and **Metallurgy** teams conduct pre-feasibility and feasibility studies to determine:

- Optimal mining methods and mineral-recovery processes for each project
- Required infrastructure
- Optimal facility placement and design, based on thorough impact and mitigation assessments
- Required mine monitoring, closure and reclamation plans
- Economic viability of a project

A critical step in the evaluation and development phase is conducting extensive environmental testing to establish baseline data for air, water, soil and biodiversity. This information becomes part of the project's environmental impact assessment ("EIA"), which must be completed and approved by the relevant authorities before a mine can be developed.

Throughout the environmental permitting process, we engage and consult with local communities, businesses and government to address the social and environmental impacts of our projects.

By considering the technical, social and environmental parameters of the project, we are able to determine the capital costs required for development and the longer-term economics of the project. At this point, capital investment and construction decisions are made based on the economic, social and environmental merits of the project.

Key Economic, Social and Environmental Impacts of Evaluation and Development

- Investments in local and regional economies are made as technical contractors are hired and work is done on site to assess the technical and environmental design of a project
- Infrastructure development and environmental-protection initiatives, such as road improvements, water access, and environmental reclamation, may take place based on local conditions

Construction (3–5 years)

Once the project EIA and other permits are approved by relevant government authorities, and we have received a positive decision from our Board of Directors to proceed, our **Capital Projects** team can begin construction. Explicit requirements described in the EIA guide our activities and help us manage key social and environmental risks.

The construction phase requires the greatest concentration of capital and resource inputs invested over the project's life cycle, and the Company's contributions to sustainable development become more impactful as investment increases.

Based on conversations with local communities and businesses, we identify gaps in skills and capacity, provide on-the-job training and, where needed, strive to support local technical schools and universities to enhance their mining-specific trades programs, so that local residents and students can improve their prospects of employment with Eldorado and our contractors.

Everywhere we operate, we focus on local hiring and procurement with the goal of training all employees and contractors in leading environmental and health and safety practices, procedures and controls. These and other skills gained while working for Eldorado can also help workers find employment after a construction project is completed or a mine is closed.

Key Economic, Social and Environmental Impacts of Construction

- Land disturbance such as tree clearing may take place in order to construct facilities
- Increased local economic activity can improve infrastructure and access to services but also create more demands and increase prices for locals
- Significant hiring occurs resulting in economic growth and the creation of indirect jobs
- Environmental-protection measures are designed to mitigate the impacts of a project
- Community investments are made in order to assist with social changes brought on by economic growth and share the value of mineral wealth

Mining and Processing (10–20+ years)

During production, our **Operations** team and site personnel are responsible for mining, extracting and processing ore from our mines. Any leftover materials generated by our mining activities – which typically include topsoil, waste rock and tailings – are either placed in specially engineered facilities for storage and treated or reused elsewhere on site as part of construction activities, rehabilitation or underground backfill. Rigorous environmental monitoring allows us to assess our compliance with environmental regulations and the terms of our operating permits and licences.

The production phase is when Eldorado is able generate significant value for our stakeholders, including our employees, local communities and governments. Our commitment to local employment and procurement is just one way we help to ensure that the benefits of mining are shared with our host communities.

Key Economic, Social and Environmental Impacts of Mining and Processing

- Our operations create well-paying jobs that stimulate local economies, generate further investments and help support local businesses
- Tax and royalty revenues contribute to sustainable development throughout national economies
- We invest in health care and education programs to support the well-being of citizens
- Water and energy consumption, dust generation and GHG emissions are typically largest during this phase

Outputs

Our outputs comprise the products we produce, namely, gold, silver, lead and zinc. Our **Marketing** teams are responsible for establishing working relationships and purchasing agreements with downstream refineries. These agreements outline the terms and conditions of payment for our products, and specify parameters and penalties for the quantity, quality and chemical composition of our doré and concentrate. More details on our products can be found on page 57.

Reclamation and Closure (2–5 years, plus ongoing management)

Our ultimate goal for each of our projects is to leave a lasting legacy of positive economic, social and environmental impacts in the areas where we operate. In order to do so, we work to rehabilitate land used by our mining operations, and we seek to improve environmental conditions where we have inherited environmental damage from previous owners. While the majority of our environmental rehabilitation and reclamation work begins after mine closure, we conduct remediation and reclamation alongside mining activities, reducing the amount of disturbed land while the mine operates.

Prior to and throughout a mine's operation, our **Operations** teams continuously enhance plans for mine reclamation and closure in order to:

- Protect public health and safety
- Eliminate the potential for environmental damage
- Return the land to its original condition (or an acceptable and productive alternative)
- Provide for long-term socio-economic benefits
- Set aside sufficient funds as part of asset retirement obligations

Key Economic, Social and Environmental Impacts of Reclamation and Closure

- Jobs and government revenues decrease as business activities wind down
- Environmental impacts such as land disturbance are reversed, and the ecology of the mine site is restored to its near-original state

Care and Maintenance (Indefinite)

At times, either due to a decrease in the market price of our products or to other obstacles to further investment, such as delays in permitting (e.g. at Skouries), the Company may place a project or mine into care and maintenance. During this phase of a project's life cycle, the only investments made in the project are to keep equipment and facilities in working order and to maintain environmental-protection activities so that operations can restart smoothly should conditions change. Placing a project on care and maintenance typically involves a reduction in the workforce as well as a reduction in site activities, leading to decreased impacts overall.

Maintaining the integrity of our facilities, including tailings management facilities, is our primary goal when a project is placed under care and maintenance.



Olympias, Greece

Where We Operate[1]

Canada

Lamaque
Commodities: Gold
2020 Production: 144,141 oz
Ownership: 100%
2P Reserves: 1.1 Moz Au


Canada
Head office, Vancouver
Brazil

Legend

- Operating Mines
- Development Projects
- Construction Projects

Our In-country Offices

- Belo Horizonte, Brazil
- Athens, Greece
- Deva, Romania
- Ankara, Turkey

Brazil

Tocantinzinho
Commodities: Gold
Ownership: 100%
2P Reserves: 1.8 Moz Au

Notes:
(1) Mineral reserves and mineral resources are as of September 30, 2020.
(2) Skouries and Perama Hill are currently on care and maintenance.

Romania

Certej
Commodities: Gold, Silver
Ownership: 80.5%
2P Reserves: 2.4 Moz Au, 15.6 Moz Ag


European
regional office,
Amsterdam
Europe
Romania
Greece
Turkey

Greece

Kassandra Mines

Stratoni
Commodities:
Silver, Lead, Zinc
2020 Production:
44,382 Tonnes of Concentrate Produced
Ownership: 100%
2P Reserves: 2.6 Moz Ag, 34 Kt Pb, 52 Kt Zn

Olympias
Commodities:
Gold, Silver, Lead, Zinc
2020 Au Production: 58,423 oz
Ownership: 100%
2P Reserves: 2.2 Moz Au, 41.1 Moz Ag, 426 Kt Pb, 533 Kt Zn

Skouries [2]
Commodities:
Gold, Copper
Ownership: 100%
2P Reserves: 3.8 Moz Au, 779 Kt Cu

Perama Hill [2]
Commodities: Gold, Silver
Ownership: 100%
2P Reserves: 1.2 Moz Au, 2.7 Moz Ag

Eldorado also holds 100% ownership of the following asset:

Sapes deposit – A high-grade epithermal gold deposit located in northeastern Greece, near Eldorado's Perama Hill project.

Turkey

Efemçukuru
Commodities: Gold
2020 Production: 99,835 oz
Ownership: 100%
2P Reserves: 613 Koz Au

Kışladağ
Commodities: Gold
2020 Production: 226,475 oz
Ownership: 100%
2P Reserves: 4.6 Moz Au

Operating Mines

Kışladağ

Kışladağ is one of the largest gold mines in Turkey. It is a low-grade, bulk tonnage, open-pit operation that uses heap leaching technology for gold recovery. In 2020, Eldorado was able to improve recoveries from the leach pad based on an extended 250-day leach cycle and mine life, which has been extended to 15 years.

2020 Sustainability Highlights

- Extended mine life announced in January 2020 will continue to provide stable employment and community development opportunities
- Over 8,000 saplings were planted as part of reclamation activities
- Food, hygiene products and public health information have been provided to local communities during the COVID-19 pandemic
- Kışladağ continues to support local agriculture, with over nine tonnes of chickpeas grown through the Tüprag Agriculture Cooperative and distributed to local communities in 2020
- Completed over 4,000 safety-task observations as part of our efforts on workforce health and safety engagement


Kışladağ, Turkey

Quick Facts

Location: Uşak Province, Turkey

Deposit: Gold porphyry

Ownership: 100% Eldorado

Mining/processing: Open-pit/heap leach

Tailings management: Waste materials are contained on the leach pad

Life of mine: 17 years

2020 production: 226,475 oz Au

Workforce: 1,126 (684 employees and 442 contractors)

Certifications: ISO 14001, ISO 45001, International Cyanide Management Code

Efemçukuru

Efemçukuru is a high-grade underground gold operation located southwest of Izmir in western Turkey. It uses gravity circuits followed by flotation to produce a flotation concentrate and gravity concentrate.

2020 Sustainability Highlights

- Efemçukuru recorded 1,000 days without a lost-time incident ("LTI")
- Mine rescue teams responded to the October 2020 earthquake in Izmir, Turkey, working to aid in the disaster-recovery effort
- The construction of a botanical park at site began in 2020 and was completed in 2021
- 75 tonnes of grapes and over 12,000 litres of olive oil were produced by the Tüprag Agricultural Cooperative, while also providing employment and agricultural training for local communities
- Provided local communities with food and access to health care and support during COVID-19


Efemçukuru, Turkey

Quick Facts

Location: Izmir Province, Turkey

Deposit: Epithermal vein

Ownership: 100% Eldorado

Mining/processing: Underground/flotation

Tailings management: Dry stack tailings

Life of mine: 9 years

Workforce: 919 (451 employees and 468 contractors)

Certifications: ISO 14001, ISO 45001

Lamaque

Lamaque is centred on the Triangle gold deposit located in the Abitibi-Témiscamingue region of Québec, Canada. Eldorado acquired Lamaque through its purchase of Integra Gold in 2017. After completing the refurbishing of the Sigma Mill and the construction of the Triangle deposit underground mine, Lamaque entered commercial production in Q1 2019. In 2020, work was begun constructing an underground ramp connecting the Triangle deposit and the Sigma Mill, which is expected to produce economic, environmental and safety benefits once completed.

2020 Sustainability Highlights

- Lamaque committed to net-zero greenhouse gas emissions from exploration activities
- Support for a local First Nations group during the COVID-19 pandemic by providing food, health supplies and supplies for young children
- New technologies for mitigating on-site risks of COVID-19
- Zero lost-time incidents and a continued focus on workforce health and safety engagement



Lamaque, Canada

Quick Facts

Location: Eastern Abitibi-Témiscamingue region, Québec, Canada

Deposit: Orogenic lode gold

Ownership: 100% Eldorado

Mining/processing: Underground/flotation

Tailings management: Rock-buttressed upstream slurried tailings facility

Life of mine: 8 years

Workforce: 487 (393 employees and 94 contractors)

Certifications: Lamaque began commercial production in 2019 and is currently in its second year of alignment to the Mining Association of Canada's Towards Sustainable Mining ("TSM") program. Lamaque will seek to undertake an external verification against TSM in 2022–2023.

Olympias

Olympias is a gold, silver, lead and zinc underground mine located in the Halkidiki Peninsula of northern Greece. It uses a flotation process to produce three concentrates (lead-silver, zinc and gold-bearing pyrite-arsenopyrite) that are sold and shipped to overseas refineries.

2020 Sustainability Highlights

- Hellas Gold participated in the International Council on Monuments and Sites in Athens with a presentation titled "Development in parallel with the protection and enhancement of archaeological sites related with mining – the example of the Kassandra Mines"
- Received distinction from the Bravo Sustainability Awards for Olympias's old arsenopyrite rehabilitation project within the category "Protection of Ecosystems & Biodiversity"
- Support for local public health agencies and hospitals, including providing medical equipment to help diagnose and treat COVID-19



Olympias, Greece

Quick Facts

Location: Halkidiki Peninsula, Greece

Deposit: Gold-silver-lead-zinc carbonate replacement

Ownership: 100% Eldorado

Mining/processing: Underground/flotation

Tailings management: Dry stack tailings

Life of mine: 20 years

Workforce: 815 (543 employees and 272 contractors)

Certifications: ISO 14001, ISO 39001, ISO 50001, ISO 45001

Operating Mines (continued)

Stratoni

Stratoni is an underground silver-lead-zinc mine located in Halkidiki, Greece. It uses a multi-stage flotation process to extract a lead-silver concentrate and a zinc concentrate.

2020 Sustainability Highlights

- Strengthening water management infrastructure and practices
- Support for local communities and health organizations throughout the COVID-19 pandemic
- Emphasis on workforce health & safety engagement


Stratoni, Greece

Quick Facts

Location: Halkidiki Peninsula, Greece

Deposit: Silver-lead-zinc carbonate replacement

Ownership: 100% Eldorado

Mining/processing: Underground/flotation

Tailings management: Dry stack tailings

Life of mine: 4 years

Workforce: 414 (339 employees and 75 contractors)

Certifications: ISO 14001, ISO 39001, ISO 50001, ISO 45001

Construction Projects

Skouries

Skouries is a high-grade gold-copper porphyry deposit located in the Halkidiki Peninsula in northern Greece. It is currently 50% constructed and has been placed under care and maintenance since 2017. During Q1 2021, Eldorado announced the ratification of an amended investment agreement with the Hellenic Republic. The amended agreement allows for the restart of construction at Skouries and the transition of the project into production, subject to the issuance of relevant permits and approvals. Skouries will initially operate as an open-pit and underground mine, followed by underground mining only.

2020 Sustainability Highlights

- Upgrades to water management infrastructure, including surface hydrology systems and drainage
- Successful removal and relocation of archaeological findings from ancient mining activities on the Skouries site
- Three years without a lost-time incident


Skouries, Greece

Quick Facts

Location: Halkidiki Peninsula, Greece

Deposit: Gold-copper porphyry

Ownership: 100% Eldorado

Mining/processing: Open-pit and underground/gravity circuit and flotation

Tailings management: Dry stack tailings have been approved for use at Skouries

Life of mine: 23 years

Workforce: 37 (28 employees and 9 contractors)

Development Projects

Eldorado's development projects are non-operating assets that continue to undergo exploration work, technical design work and analyses. Although these assets do not produce metals, during this stage, we work to maintain ongoing engagement with local communities to inform them about our work and better support their goals for sustainable development.

Perama Hill

Perama Hill is an epithermal gold-silver deposit located in the Thrace region of northern Greece.


Perama Hill, Greece

2020 Review

Ownership: 100% Eldorado

Mining/processing: Open-pit/whole ore, carbon-in-leach

Tailings management: Designed for dry stack tailings

Life of mine: 10 years

Workforce: 10 employees

Tocantinzinho

Tocantinzinho is a non-refractory intrusion-related gold deposit located in the prolific Tapajós region of Pará State in northern Brazil.


Tocantinzinho, Brazil

2020 Review

Ownership: 100% Eldorado

Mining/processing: Open-pit flotation/ carbon-in-pulp

Tailings: Flotation tailings dam and a CIL tailings storage facility

Life of mine: 10 years

Workforce: 64 (10 employees and 54 contractors)

Certej

Certej in an epithermal gold-silver project located in the Apuseni Mountains of Transylvania in western Romania.


Certej, Romania

2020 Review

Ownership: 80.5% Eldorado, 19.25% Minvest S.A., 0.25% minority shareholder

Mining/processing: Open-pit/flotation oxidation, carbon-in-leach

Tailings management: Flotation tailings dam and a CIL tailings storage facility

Life of mine: 15 years

Workforce: 85 total (80 employees and 5 contractors)

Exploration Highlights

Eldorado approaches exploration with health and safety and sustainability top of mind. In 2020, we invested a total of $17.2 million in exploration. Throughout the year, exploration drilling totaled 74,708 metres and included early-stage, brownfields and in-mine programs in Turkey, Canada and Greece.

In 2020, we recorded zero Lost-Time Incidents for exploration activities. We also remained focused on building strong relationships with local communities and using innovative approaches to manage our environmental impacts.

Technical and sustainability highlights from our 2020 exploration activities include:

Québec

At Lamaque, we focused on the Ormaque zone, which was discovered in 2019. Our 2020 drilling campaign enabled us to declare a maiden resource of 803,000 oz at 9.53 oz Au/tonne in early 2021. The Ormaque deposit sits between the currently active Triangle Mine and the Sigma Mill, making the deposit accessible from the underground decline that is currently under construction on the Lamaque property.

With the acquisition of QMX in 2021, Eldorado has expanded its land holdings in the Val-d'Or area by over 550%.

As we continue to progress in Québec, Eldorado has committed to net-zero greenhouse gas emissions from its Lamaque exploration activities by 2025. We have also been working to mitigate our impacts on the local environment. For more information, please see page 72–75.

Turkey

At the Efemçukuru mine, we worked to expand existing resources and drill at near-mine targets, including the Kokarpinar vein system. Regional exploration in Turkey has focused on project generation and early-stage projects in the emerging Hod Maden metallogenic belt and in the Central Anatolian Crystalline Complex.

In Turkey, our exploration teams work with our public relations teams to keep local communities and local governments informed about our activities. When possible, Eldorado also works to support local communities near our exploration projects as part of our work to build strong relationships from the ground up. For more information, see page 45.

Greece

In Greece, our exploration work focused on surface drilling of step-out targets from the Mavres Petres and Olympias mines.

Eldorado's exploration teams maintain communication with local communities in Greece. As these programs are near the operating Stratoni and Olympias mines, exploration teams are able to work closely with local community relations teams to keep stakeholders informed. For more information on how we use technology to mitigate social and environmental disturbance, please see page 46.



Lamaque, Canada



Efemçukuru, Turkey



Stratoni, Greece

UN Sustainable Development Goals

The United Nations Sustainable Development Goals ("UN SDGs") were adopted by all UN member states in 2015 to provide a shared blueprint for peace and prosperity for people and the planet.

The 17 Sustainable Development Goals set targets for achieving progress in poverty reduction, education, health care and employment while protecting the environment. While the scope and scale of the SDGs require action from governments for them to be achieved, business plays an important role in influencing social and economic conditions and contributing to the SDGs.

By considering the values found in the SDGs when making business decisions, we support the communities and countries in which we work. We are also contributing to Canada's commitments to sustainable development at home and abroad.

Although our business has direct and indirect impacts with all 17 SDGs, we have chosen to focus on the areas in which our business operations have the most significant impacts for the regions where we operate.

As a member of the United Nations Global Compact, Eldorado seeks to contribute to the advancement of the Sustainable Development Goals, including:

Good Health and Well-being

The industrial nature of mining poses health and safety risks to workers and nearby communities. Further inherent challenges, such as operating in remote locations and exposure to tropical diseases with limited access to health care, can pose risks to worker and community well-being.

Eldorado addresses these challenges by promoting a strong, Company-wide workplace health and safety culture. Workers are provided with healthy food options in the cafeterias, annual on-site health check-ups, and regular health and safety training. We work to improve road safety on and off site, certify environmental management systems at all our producing mines, and invest in community health programs and infrastructure to extend the benefits of our operations to our closest stakeholders.

In 2020, we increased our focus on health and well-being by providing over $500,000 of direct support to communities during the COVID-19 pandemic. By working with local health agencies, we prioritized the health and safety of our workforce, their families and their communities.

In addition to support during COVID-19, we contribute to the following SDG targets where we operate:

- **Target 3.3** – By 2030, end the epidemics of AIDS, tuberculosis, malaria and neglected tropical diseases, and combat hepatitis, water-borne diseases and other communicable diseases (see page 34)
- **Target 3.6** – By 2020, halve the number of global deaths and injuries from road-traffic accidents (see page 31)
- **Target 3.9** – By 2030, substantially reduce the number of deaths and illnesses from hazardous chemicals and air, water and soil pollution and contamination (see page 31)

Gender Equality

Gender inequality within mining companies and within mining communities means that men often receive greater benefits from mining than women.

Eldorado works to promote gender equality and empower women and girls through the following measures:

- Promoting a workplace free from gender-based discrimination and harassment
- An established Diversity Policy and Corporate Code of Business Conduct and Ethics
- Ensuring that training and sign-off against the Code for all employees is mandatory
- Offering equal compensation for men and women based on their roles, responsibilities and work experience
- Offering educational scholarships to women

In 2020, Eldorado surpassed its goal as a member of the 30% Club Canada, and now has a board comprised of 50% female directors. Eldorado also has a goal to have women hold 30% of senior management positions by 2022. We are proud of the progress we have made in achieving gender parity on our Board of Directors and will seek to continue to provide opportunities for women in mining and in the communities where we operate.

By doing so, we advance the following SDG targets everywhere we operate:

- **Target 5.1** – End all forms of discrimination of women and girls everywhere
- **Target 5.5** – Ensure women's full and effective participation and equal opportunities for leadership at all levels of decision-making in political, economic and public life (see pages 35–36)


Olympias, Greece

Clean Water and Sanitation

Eldorado recognizes that access to water is essential to human health and well-being. We work to manage our water consumption while collaborating with local communities and governments to improve access to clean water through the following practices:

- Recycling water at our sites
- Treating all contact water prior to discharge
- Conducting research and engineering projects to improve water efficiency and reduce water consumption
- Conducting comprehensive monitoring of water sources (upstream and downstream) at all sites
- Collaborating with community and government representatives to monitor water at sites
- Publicly disclosing annual water reporting (e.g. CDP's Water Survey)
- Publishing Eldorado's Environmental Policy, which sets out a commitment to reduce water use, recycle and reuse water wherever possible, and discharge water in accordance with water-quality standards

Our water-management practices contribute to SDG targets:

- **Target 6.3** – By 2030, improve water quality by reducing pollution, eliminating dumping and minimizing release of hazardous chemicals and materials; halve the proportion of untreated wastewater; and substantially increase recycling and safe reuse globally
- **Target 6.4** – By 2030, substantially increase water-use efficiency across all sectors and ensure sustainable withdrawals and supply of freshwater to address water scarcity and substantially reduce the number of people suffering from water scarcity

Decent Work and Economic Growth

Mining provides decent work and economic growth. However, the presence of mining cannot, on its own, guarantee that these sustainable benefits will be created.

Eldorado actively builds the conditions under which sustainable economic growth can occur by providing well-paying jobs, supporting local businesses and collaborating with local chambers of commerce and governments to diversify economic growth.

As we work with local businesses, suppliers, contractors and employees, we provide training and capacity-building assistance to help them develop skills that can be transferred to other opportunities and grow local economies.

We work to progress the following SDG targets wherever we operate:

- **Target 8.2** – Achieve higher levels of economic productivity through diversification and technological upgrading and innovation, including a focus on high-value-added and labour-intensive sectors
- **Target 8.5** – By 2030, achieve full and productive employment and decent work for all women and men, including young people and persons with disabilities, and equal pay for work of equal value
- **Target 8.7** – Take immediate and effective measures to eradicate forced labour, end modern slavery and human trafficking, and secure the prohibition and elimination of the worst forms of child labour, including recruitment and use of child soldiers, and by 2025, end child labour in all its forms
- **Target 8.8** – Protect labour rights and promote safe and secure working environments for all workers, including migrant workers, in particular female migrants, and those in precarious employment

Industry, Innovation and Infrastructure

Mining requires immense investments in infrastructure to transport materials, water, energy and information to remote locations worldwide. By prioritizing local procurement and training, Eldorado is able to assist in building infrastructure, innovation and industry. We proudly partner with local businesses and universities to promote research and development, and invest in local infrastructure, such as public roads and irrigation systems that are fundamental to achieving the following SDG targets:

- **Target 9.1** – Develop quality, reliable, sustainable and resilient infrastructure, including regional and transborder infrastructure, to support economic development and human well-being, with a focus on affordable and equitable access for all (see pages 47, 70)
- **Target 9.3** – Increase access for small-scale industrial and other enterprises, in particular in developing countries, to financial services including affordable credit and their integration into value chains and markets (see pages 50–51)
- **Target 9.4** – By 2030, upgrade infrastructure and retrofit industries to make them sustainable, with increased resource-use efficiency and greater adoption of clean and environmentally sound technologies and industrial processes, with all countries taking action in accordance with their respective capabilities (see pages 72–80)

To see how Eldorado advances these targets at our Efemçukuru mine in Turkey, please watch Keeping Our Promises at Efemçukuru.

Responsible Consumption and Production

Eldorado responsibly produces materials that are fundamental to creating healthy communities and transitioning to a lower-carbon economy. Our business is focused on responsibly and sustainably creating value from natural resources, and we seek to operate to international best practices wherever we operate.

Our mining operations have direct impacts on the following SDG targets:

- **Target 12.2** – By 2030, achieve the sustainable management and efficient use of natural resources
- **Target 12.4** – By 2020, achieve the environmentally sound management of chemicals and all wastes throughout their life cycle, in accordance with agreed-upon international frameworks, and significantly reduce their release to air, water and soil in order to minimize their adverse impacts on human health and the environment (see pages 64–72)
- **Target 12.6** – Encourage companies, especially large and transnational companies, to adopt sustainable practices and to integrate sustainability information into their reporting cycle

Focusing on the UN SDGs

As we work to further support sustainable development, we have embedded the SDG targets into the methodology of our materiality assessment, which helps us to identify the SDGs where we can have the greatest impact for the communities and countries where we operate. We are also incorporating the SDGs into our sustainability management systems and working to continue supporting this important initiative.

Look for the SDG icons throughout this Report to see how Eldorado contributes to sustainable development across our operations.

Safe, Inclusive and Innovative Operations

People are at the core of our business, and our primary concern is the safety and well-being of our employees and contractors. Working in the mining industry has inherent safety risks, and it is our job to mitigate those risks by training all employees and contractors to follow safety protocols and procedures. By keeping our people safe, providing well-paid jobs and embracing the diversity of our workforce, our operations contribute to the social and economic development of the communities in which we work.

We reduced our LTI frequency rate by
43%
in 2020

Occupational Health and Safety

Health and safety in the workplace matters to everyone at Eldorado, particularly given the risks of working in mining that are inherent across all of our sites. Protecting the health and safety of our employees, contractors and communities is therefore our biggest priority, one of our most significant impacts, and a cornerstone of our operating philosophy.

High-risk and safety-sensitive activities include, but are not limited to, working at heights, handling and using explosives, exposure to hazardous chemicals, working in confined spaces, operating with or near heavy equipment and driving vehicles. Protecting the health and safety of our employees, contractors and communities is critical to fulfilling our role of providing sustainable, responsible value to stakeholders.

When considering health and safety, we take into account higher-risk activities, such as those mentioned above, as well as long-term concerns and matters of public health. Health and safety risks such as disease and injury related to working in natural environments are addressed in our health and safety planning.

We continue to use our *Golden Rules Health & Safety Handbook* as a tool that provides access to critical health and safety information for all workers. In 2020, we incorporated our *Golden Rules* into our SIMS and strengthened reporting systems to incorporate the *Golden Rules* as part of safety-performance measurements.

Mitigating the Risks and Impacts of COVID-19

From the beginning of the COVID-19 pandemic, Eldorado established two key priorities:

1. Protect our workforce and their families
2. Protect our business

Throughout the pandemic, we have sought to mitigate risks to our workforce and their communities by providing leave for those who fall ill or are taking care of a sick family member. We have also sought to provide access to health care for our workforce and their families.

In addition to these efforts, we have supported local health authorities, and invested in technologies, practices and equipment to mitigate the risk of disease transmission within our sites.



Efemçukuru, Turkey

Responsibility for Safety

Safety begins with every Eldorado employee. Everyone is responsible for their own and their colleagues' safety. At each of our sites, Health and Safety teams and site management are responsible for the day-to-day oversight and implementation and management of our health and safety policies, programs and activities. Each team reports directly to its Mine General Manager and to Eldorado's Director, Health & Safety. Both the Mine General Managers and the Director, Health & Safety report directly to Eldorado's EVP & COO. The EVP & COO oversees safety objectives and targets, engages directly to support health and safety programs and practices, and reviews safety performance across the Company.

Regular health and safety reports are prepared by each site and region, outlining weekly month-to-date and year-to-date statistics including the following:

Near Misses

An incident which, in different circumstances, could have resulted in harm to people, damage to property or loss to a process

First-aid Incidents

Care is provided to a person who is injured or who suddenly becomes ill (e.g. disinfecting a cut, applying a bandage, treating a sunburn, etc.)

Medical Treatment Injuries

Any injury or disease that resulted in basic treatment (not first-aid treatment) given by a physician or other medical personnel (e.g. prescription medication, sutures, therapeutic treatment, etc.)

Restricted Work Injuries

An injury or disease that results in a person being unable to perform their normal duties, including temporary or permanent transfer to another job

Lost-time Injuries

A work-related injury or disease that resulted in lost time from scheduled work of at least one day or shift, a permanent disability or a fatality

Fatalities

Death resulting from a work-related accident

Health and safety incidents resulting in a lost-time injury, high-potential incidents, and high-potential near misses are reported to the Company's management as well as health and safety teams across all operating regions. Eldorado encourages and facilitates the sharing of health and safety information including near misses, high-potential injuries, and learning opportunities across all of our operating regions to build knowledge of health and safety practices throughout the Company.

Eldorado's President & CEO is ultimately accountable for our safety performance. At the Board level, the Sustainability Committee has oversight of all health and safety activities.


Lamaque, Canada


Efemçukuru, Turkey

Health and Safety Management Systems

In 2020, Eldorado developed a health and safety management system within SIMS to support our corporate Health and Safety Policy and drive safety performance across the Company. The system focuses on a wide range of health and safety-related activities and is guided by industry-leading best practices.

Site-specific health and safety targets are defined annually as part of the management review element of our health and safety management systems. The system has been incorporated into our SIMS and provides a common set of standards for all Eldorado sites.

To complement our internal systems, our operating sites have adopted the internationally recognized ISO 45001 Occupational Health and Safety Management System Standard to help us better identify and manage safety risks and improve our safety performance. Our Kışladağ and Efemçukuru mines in Turkey and our Halkidiki assets in Greece are all independently certified to ISO 45001. At our Lamaque mine in Canada, we are adopting the MAC's Safety and Health Protocol as part of the site's broader adoption of the Towards Sustainable Mining program. At this stage, we have not made a commitment to adopt ISO 45001 at Lamaque.

As part of Eldorado's SIMS, sites will be working to align with the standards we are developing and will be required to verify their compliance with SIMS on an annual basis.

Table 1: Safety Performance

Region		Person hours worked (million)	LTI	LTIFR
Turkey	Kışladağ	2.09	1	0.48
	Efemçukuru	1.56	0	0.00
Canada	Lamaque	1.03	0	0.00
Greece	Stratoni	1.11	2	1.80
	Olympias	1.55	4	2.59
	Skouries	0.14	0	0.00
	Perama Hill	0.03	0	0.00
Brazil	Vila Nova	0.04	0	0.00
	Tocantinzinho	0.17	0	0.00
Romania	Certej	0.22	0	0.00
Exploration	Exploration	0.29	0	0.00
2020 Total		**8.23**	**7**	**0.85**
2019 Total		**8.22**	**12**	**1.49**

In 2020, Eldorado's health and safety performance improved as a result of an increased focus on worker engagement. Our lost-time injury frequency rate ("LTIFR") decreased by 43% from 2019, and our total recordable injury frequency rate ("TRIFR") decreased by 27%. While we believe we still have room to improve our health and safety performance, we are proud of our teams for their dedication to operating safely. We recognize that our overall safety performance must continue to improve in order to be in line with industry-leading peers; we are focused on engaging across our workforce to strengthen our health and safety culture.

Strengthening Our Safety Culture

Building a healthy and safe work environment requires employees to have the skills and knowledge needed to identify hazards and avoid risks. Individuals must also value health and safety in order to make the right decisions, while strong policies, procedures and systems must be in place to safeguard workplaces.

We continuously strengthen our safety culture by taking a holistic view towards safety leadership. We understand that how our people feel, what our people do, and how our policies, procedures and systems address health and safety are all interdependent. A culture of safety means that each individual values their safety and the safety of those around them; having this culture allows for our policies, procedures and systems to be implemented effectively and leads to safety-conscious behaviour.

Over Three Years LTI-free at Efemçukuru

In August 2020, Efemçukuru recorded its 1000th day without a lost-time incident. This achievement is a testament to the site's strong commitment to health and safety culture and management.

"What we are achieving at Efemçukuru speaks to the real possibility that we can conduct our business every single day without anyone being hurt."

Yasar Daglioglu, General Manager, Efemçukuru



Lamaque, Canada

Focused on Workforce Engagement

In 2020, we focused on strengthening our safety culture by increasing engagement with front-line workers. Site management teams focused on engaging workers in discussions related to safety, and an emphasis was placed on corrective actions following safety inspections. Critically, worker engagement on safety is not just about identifying risks but also identifying and celebrating good safety practices. In addition, the increased focus on health and safety as a result of the COVID-19 pandemic has reinforced the need for each of our employees and contractors to take responsibility for the safety of others.

Technology and Innovation to Improve Health and Safety

In order to strengthen our health and safety performance and mitigate risks, we continuously evaluate our practices and procedures. As part of our continuous improvement efforts, we study the use of new technologies that can help our workers accomplish tasks more safely and reduce the risk of harm to people and the environment.

In our underground mines at Efemçukuru, Olympias and Lamaque, innovations in underground-communications technology have allowed us to implement tagging and tracking technology for our equipment and our workers. Tagging and tracking involves placing transmitters on employees and equipment so that everyone can be accounted for, even if they are working in areas of restricted visibility. This technology allows us to reduce the risks of collisions and helps our workers avoid mobile machinery.

During COVID-19, we have adopted new technologies to remotely conduct workplace safety inspections, implement contact-tracing abilities within our sites, and screen workers for signs of illness to mitigate the risk of infection on our sites.

Other innovative technologies such as ventilation on demand and dry stack tailings also improve health and safety conditions for our workforce and local communities while reducing our environmental impacts. For more information on these technologies, see pages 67 and 70 of this Report.

Technology for Driving Safety

At Kışladağ, we have integrated a driving safety system into our mine haul trucks. This system monitors truck operations and driver behaviour, and warns the driver of possible fatigue or decreased concentration. This helps our haul truck operations stay safe and alert, and encourages them to take breaks when needed.

Technology to Improve Tailings Safety

Eldorado's tailings management facilities at Efemçukuru in Turkey and Olympias and Stratoni in Greece make use of dry stack tailings. This best-available technology removes excess water from tailings materials, and allows for a more stable, dry material to be stored. Dry stack tailings are permitted for Eldorado's Skouries project, and alternative tailings storage methods are under investigation for Lamaque.

Safely managing tailings by using leading technologies as well as strong management and governance practices is a key component of managing and mitigating risks related to mine waste. For further information, see page 67.

Health and Safety Training

All new recruits and interns at our facilities undergo training on safety, accident prevention, environmental stewardship and Company procedures, among other topics. We regularly conduct safety training to address new and ongoing risks at all of our sites. While each site is responsible for conducting safety training, Eldorado's *Golden Rules Health & Safety Handbook* provides a standardized approach to managing health and safety aspects across the Company.

Ongoing training priorities are defined based on job requirements, performance-evaluation notes and legal requirements. Even at sites with a long mining history and a well-established workforce, such as Kışladağ and Efemçukuru, we see the benefits of refresher training to improve employee capacity, productivity and health and safety performance.

Table 2: Total Hours of Employee and Contractor Safety Training by Region

	Brazil	Canada	Greece	Romania	Turkey	2020 Total	2019 Total
Employee training hours	230	15	4,939	5,656	5,399	**16,239**	42,219
Contractor training hours	5,037	390	1,909	320	2,157	**9,813**	29,194

In 2020, our safety training hours were reduced largely due to COVID-19. Restrictions on gathering and the need to maintain physical distancing reduced our ability to deliver training.

Contractor Safety

We communicate our minimum expectations regarding contractor health and safety rules as a component of the tender notice and project assignments at our mining facilities. These expectations form an integral part of the agreements Eldorado signs with each contractor; they educate contractors to carry out work safely and in line with Eldorado's standards, prevent accidents among their staff, our staff or third parties; and avoid damage or harm to facilities and equipment belonging to the contractor, Eldorado or third parties.

If contractors do not follow safe practices, we require them to cease work until remedial actions have been taken. This may include implementing written procedures for high-risk tasks within the contractor's scope; documenting training for all personnel; conducting fit-for-purpose audits of machinery, materials, PPE and emergency equipment used by the contractor; and re-inducting their employees to Eldorado's site safety requirements and the *Golden Rules Health & Safety Handbook*.

Health and Safety Beyond the Mine

Our commitment to health and safety does not end with our employees and contractors. We also consider local stakeholders' health and safety in our activities. As we transport materials to and from mine sites, the safety of our workers relates directly to the safety of local communities and neighbours. Our workers and contractors follow strict transportation safety guidelines and must adhere to all local transportation laws and regulations. An important part of being a responsible operator and a good neighbour is respecting common areas outside of our mining sites (such as roadways), and Eldorado is committed to transportation safety.

During the COVID-19 pandemic, Eldorado instituted increased safety controls to maintain physical-distancing requirements during transportation to and from work. This includes enabling our workforce to use their private vehicles to commute to and from work and procuring additional bus transportation services so that employees travelling together can maintain a safe distance.

To promote health and safety in the communities near our operations, our sites have both informal and formal aid-assistance programs in which Eldorado's emergency-response teams help in community emergencies. Health programs at our sites provide basic medical treatments and services for employees and contractors, including immunizations and medical checkups. At some sites, like Tocantinzinho and Efemçukuru, local community members are welcome to visit our physicians to receive checkups free of charge. These programs have been expanded in order to provide additional services to local communities during the COVID-19 pandemic. Our on-site health teams conduct daily assessments of our workforce and provide services to local communities to monitor and detect the spread of COVID-19. By collaborating with public health agencies, procuring and donating critical medical equipment and PPE, and instituting controls to mitigate potential exposure to the novel coronavirus within our workforce, we are working to protect the health and safety of the communities where we operate.



Stratoni, Greece



Kışladağ, Turkey

Emergency Response during the 2020 Izmir Earthquake

On October 30, 2020, the province of Izmir, Turkey, was struck by a magnitude 7.0 earthquake. The City of Izmir suffered significant damage, resulting in hundreds of injuries and dozens of fatalities. Eldorado's Efemçukuru mine is located near Izmir, and many of our Turkish employees call the city home.

The Efemçukuru mine Rescue Team was able to respond to the earthquake and provide their skills and efforts to help rescue victims from destroyed buildings.

While the earthquake was a sad and difficult event during a challenging year, we are proud of our Efemçukuru team for taking action to help their neighbours and their community.



Efemçukuru emergency teams respond to the Izmir earthquake, Izmir, Turkey

Emergency Preparedness

By planning for emergencies, we identify, prioritize and implement controls for potential hazards at our sites, which helps minimize their impact while safeguarding our employees, the environment and local communities.

Emergency-response programs are in place at all our operations. Our emergency-response teams comprise employees with additional training in emergency protocols, procedures and equipment. The emergency-response programs include extensive emergency drills and training, such as mine rescue drills, fire drills, CPR first-aid training, and training in the use of hazardous materials suits and other safety equipment.

Our emergency response teams also maintain close working relationships with community-based emergency responders, and provide additional support and resources to local responders in the event of a serious off-site incident. In cases of natural disaster and irregular weather events, such as floods and forest fires, which may become more frequent due to climate change, our emergency responders are prepared to assist community-based response teams to protect our workers, assets and neighbours. Our operating regions and corporate head office also have crisis-management plans in place that are consistent with MAC's TSM Crisis Management and Communications Planning Protocol.

Supporting Our Workforce and Local Communities during the COVID-19 Pandemic

Since the outbreak of COVID-19 in early 2020, we have remained focused on protecting the health and safety of our workforce, their families and the communities in which we operate. We have implemented extensive controls across our operations to mitigate the risk of the disease spreading at our sites including stringent physical-distancing protocols, temperature checks, increased availability of PPE and work from home ("WFH") procedures for employees that are able to do so or are considered to be at higher risk should they contract the disease.

We have also focused on supporting local communities and public health agencies to respond to the pandemic by providing emergency assistance and preparing for long-term economic and social recovery. We've allocated $500,000, part of our community investment efforts, in support to COVID-19 emergency-response measures for local communities and operating regions by:

- Supporting local health agencies and procuring critical medical equipment for hospitals in Greece
- Distributing hygiene products, food packages and PPE to local communities in Turkey
- Providing support for vulnerable groups, First Nations and hospitals near Lamaque
- Procuring sanitization products for the local hospital in Romania
- Securing access to health care for our workforce and their families in Brazil
- Supporting vulnerable groups in BC

We will continue to communicate with local communities and health care agencies to assess their needs and provide further support for emergency response and long-term recovery efforts.

Providing Access to Health Care in Brazil

In 2020, as the COVID-19 pandemic began impacting communities around the world, Eldorado's Brazilian operations recognized the vulnerability of local communities in the remote region near our Tocantinzinho project.

Eldorado donated an ambulance to the local health authority, providing a safer mode of transportation to the nearest hospital, located over 300 km from these communities.

In addition to providing health care access and time-away allowances for our workforce and their family members, we continue to support access to health care for local communities during the pandemic and beyond.


Kışladağ, Turkey


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Inclusive Diversity

We believe diverse and inclusive teams are a source of competitive advantage. With operations and projects in countries around the world, Eldorado's workforce is inherently diverse. We recognize and seek to foster diversity of identity and cognitive diversity across our organization. This includes gender, race, ethnicity, language, sexual preference, geography, religion, disability, age, and any other demographic characteristic that, in combination, define our sense of individual identity. Cognitive diversity is also essential in mining, which often requires specialized skills and expertise; this form of diversity includes our background, acquired skills, knowledge, experiences and other attributes that influence our thinking, decision making and performance. Actively including diverse people, perspectives and ideas is critical to our business and our ability to create shared value.

Striving for Improved Identity Representation in Leadership

In 2021, Eldorado updated its Board and Senior Management Diversity Policy to include cognitive diversity and identity diversity, with specific designated groups being Indigenous peoples, women, persons with disabilities, visible minorities and the LGBTQIA2S+ community.

Our new policy establishes the following aspirational targets:

Women

- To maintain a minimum of 30% female directors on our Board of Directors
- To achieve a minimum of 30% women on our senior management team by year end 2023

Other Designated Groups

- To have at least an additional 10% of directors on our Board of Directors be represented by one or more of the designated groups (beyond women) by year end 2023
- To have at least an additional 10% of our senior management team be represented by one or more of the designated groups (beyond women) by year end 2023

Supporting Opportunities for Women and Other Designated Groups

We are actively providing opportunities for women and other facets of diversity by providing flexible working arrangements, support for working parents and through our focus on greater gender parity in recruitment. We are also expanding global leadership training to leaders across the organization. This training is focused on creating a more inclusive culture that recognizes and celebrates the diverse voices across Eldorado. Some examples of how we do this include:


Kışladağ, Turkey

Gender Parity on Our Board of Directors

In 2020, Eldorado achieved a milestone in inclusive diversity – we reached gender parity on our Board of Directors. Eldorado's Board is now 50% women. We believe that diversity is a strength within our organization, and have surpassed our goal of having 30% women on our Board by 2022.

Supporting Inclusive Diversity across Our Operating Regions

Globally	Turkey	Greece	Canada
· Launching our corporate values in early 2020 while building our Valuable Leadership model as an extension to describe inclusive leadership behaviours · Achieving gender parity on our Board in 2020 · Beginning a neuroscience-based diversity and inclusion learning pathway for global leaders (managers at site and above) to build inclusive habits · Improving representation of women at the executive officer level · Committing to being a Silver Sponsorship with International Women in Mining ("IWIM") for 2021 · Identifying mentorship opportunities in all operating regions for female talent to participate in the 2021 IWIM mentorship program · Building cultural intelligence among corporate staff in global roles by holding cultural awareness sessions focused on Greece, Turkey and Québec	· Providing access to education for women · Supporting career opportunities for women by breaking new ground, including hiring Turkey's first female haul truck operator and first female underground shift supervisor · Advancing access to education for local students, including students from designated groups · Providing employment opportunities for people with disabilities	· Recognizing that opportunities for families are opportunities for women. Fostering work-life balance for all employees allows women more opportunities to participate in their communities and the economy · In Greece, we are actively exploring partnerships with the SHARE Project, which aims at dealing with traditional gender roles within the family to promote work-life balance and the role of fathers within the family	· Providing flexible working arrangements for employees with children so that families can better support each other professionally and at home in Québec · Holding joint sessions between Québec and corporate staff to explore and build awareness around Indigenous relations in Canada · In Québec, we are in our second year of offering three different work schedules, providing flexibility to workers of different personal situations and allowing employees to be home with their families every night

Inclusive Diversity in Our Workforce

Everywhere we operate, we seek to provide opportunities for people of diverse ages, genders and cultural backgrounds. We are committed to fostering opportunities for young women to enter the mining industry and continue to work to develop opportunities for women across our organization.

Table 3: Employees by Gender and Region

Region	Female (%)	Male (%)	Total employees
Brazil	28	72	18
Canada	20	80	450
Greece	11	89	1,109
Netherlands	50	50	6
Romania	17	83	110
Turkey	6	94	1,227
2020 Total	**11**	**89**	**2,920**
2019 Total	**10**	**90**	**2,967**

In 2020, the percentage of female employees increased, while the percentage of female employees in Canada (at the Vancouver Corporate Office and Lamaque) increased from 14% in 2019 to 20% in 2020.

Table 4: Employees by Age, Gender and Region

Region	30 and under (%)	31 to 45 (%)	46 to 60 (%)	61 and over (%)
Brazil	–	17	56	28
Canada	31	41	24	4
Greece	10	55	33	2
Netherlands	17	83	–	–
Romania	3	38	53	6
Turkey	15	68	16	1
Total female	**25**	**54**	**19**	**1**
Total male	**14**	**58**	**26**	**2**
2020 Total	**15**	**57**	**25**	**2**
2019 Total	**15**	**57**	**25**	**2**

While 15% of all employees were under 30 years old in 2020, 25% of female employees were under 30 years old in comparison to 14% of male employees. This evidence speaks to our commitment to young women joining our the workforce, striving for overall gender balance. Gender balance is an important part of building more inclusive teams everywhere we operate.

While 15% of all employees were under 30 years old in 2020, 25% of female employees were under 30 years old in comparison to 14% of male employees. This evidence speaks to our commitment to young women joining our workforce as we strive for overall gender balance. Gender balance is an important part of building more inclusive teams everywhere we operate.

Table 5: Employee Hire Rates by Age and Gender

Age Category	Female employee hire rate (%)	Male employee hire rate (%)
30 and under	6	3
31 to 45	4	3
46 to 60	2	1
61 and over	1	-
2020 Total	**13**	**7**
2019 Total	**11**	**12**

Of employees hired across all age ranges, the hire rate for female employees was more than the hire rate for male employees globally.

Table 6: Contractors by Gender and Region

Region	Female (%)	Male (%)	Total contractors
Brazil	19	81	59
Canada (1)	11	89	95
China	100	-	1
Greece	15	85	527
Netherlands	100	-	1
Romania	-	100	5
Turkey	4	96	910
2020 Total	**9**	**91**	**1,598**
2019 Total	**11**	**89**	**1,338**

Note:
(1) Lamaque contractor figures are based on estimates. Gender breakdown is based on the Lamaque employee average.

Table 7: Employee Hire Rates by Region and Gender

	Female employee hire rate (%)	Male employee hire rate (%)	2020 Total hire rate (%)
Brazil	–	–	–
Canada	33	13	17
Greece	4	2	2
Netherlands	33	–	17
Romania	–	1	1
Turkey	7	9	9
2020 Total	**13**	**7**	**7**
2019 Total	**11**	**12**	**12**

In 2020, Eldorado held a 7% hire rate globally. We were particularly successful hiring female candidates in Canada where the hire rate for women was 33%.

Table 8: Employee Turnover Rates by Age and Gender

Age Category	Female employee turnover rate (%)	Male employee turnover rate (%)
30 and under	1	1
31 to 45	5	3
46 to 60	2	3
61 and over	2	1
2020 Total	**10**	**8**
2019 Total	**8**	**6**

Table 9: Employee Turnover Rates by Region and Gender

	Female employee turnover rate (%)	Male employee turnover rate (%)	Total turnover rate (%)
Brazil	20	–	6
Canada	9	6	7
Greece	6	5	5
Netherlands	–	67	33
Romania	63	87	83
Turkey	3	4	4
2020 Total	**10**	**8**	**8**
2019 Total	**8**	**6**	**6**

Turnover rates increased year over year primarily due to workforce reductions in Romania and Brazil. Eldorado does not currently have operating mines in Romania and Brazil.

Training and Professional Development

As our industry and the societies in which we conduct business evolve, it is important that our employees have the knowledge and skills to fulfill their roles and responsibilities efficiently, effectively and with care for the environment and those around them.

Technological innovations present opportunities to improve our business, and we rely on our workforce to develop the skills needed to take advantage of such opportunities. That is why developing workforce capacity and conducting regular training across all of our sites is an ongoing priority. The majority of our workforce comes from local communities and the regions surrounding our mines, and they often have no prior mining experience. We believe there are significant socio-economic benefits to building a local workforce and economy, and we invest in relevant training and development initiatives to improve the productivity and safety of our employees.

Table 10: Employee Training Hours by Gender, Seniority and Region

	Vice Presidents and above		Senior Managers/ Directors		Managers	
Region	**Female**	**Male**	**Female**	**Male**	**Female**	**Male**
Brazil	–	–	–	–	–	–
Canada	14	42	54	254	383	568
Greece	–	–	–	–	220	966
Romania	–	–	–	1	–	–
Turkey	–	–	–	88	16	447
2020 Total	**14**	**42**	**54**	**343**	**619**	**1,981**

	Professionals		Junior		Other (i.e. hourly)		Contractors	
Region	**Female**	**Male**	**Female**	**Male**	**Female**	**Male**	**Female**	**Male**
Brazil	–	–	–	–	–	–	–	–
Canada	284	537	8	8	104	3,922	239	2,156
Greece	903	3,005	1,225	4,760	–	–	591	1,963
Romania	–	–	–	4	–	–	–	–
Turkey	720	6,660	513	1,140	242	25,062	398	14,317
Total training hours	**1,907**	**10,201**	**1,745**	**5,912**	**346**	**28,984**	**1,228**	**18,773**

Labour Standards

Eldorado seeks to uphold international labour standards and human rights for its employees and contractors. As a member of the United Nations Global Compact, our Human Rights Policy confirms our commitment to eliminating forced and child labour, and we work with our contractors to uphold international standards as well as applicable labour regulations where we operate.

Relationships with Labour Unions

The majority of our employees are unionized, with employment terms and conditions negotiated through collective bargaining agreements. Approximately 61% of our employees at our mines in Turkey, Canada, Greece, Brazil and Romania were covered by collective bargaining agreements in 2020.

Generally, we believe we have good relations with both our unionized and non-unionized employees and are committed to resolving employee-relations matters promptly and to mutually beneficial outcomes. In 2020, we experienced no material labour action on our operating sites.

Eldorado's labour agreements are overseen by our Mine General Managers and Country Vice President & General Managers.

Table 11: Employees Covered by Collective Bargaining Agreements

Site	2020 (%)
Kışladağ	75
Efemçukuru	69
Lamaque	–
Kassandra Mines offices	66
Olympias	78
Stratoni & Mavres Petres	83
Skouries	69
Perama Hill	–
Tocantinzinho	100
Vila Nova	100
Certej	100
2020 Average	**61**

Engaged and Prosperous Communities

We work with local communities to establish trusting relationships based on mutual respect. We believe mining is an inherently social activity as workers, communities and companies cooperate to generate shared valued.

$3 million
in community investments and donations during 2020

From the initial stages of exploration to the eventual reclamation and rehabilitation of a mine site, Eldorado relies on the relationships we have with our stakeholders to ensure that the opportunities created by our operations produce socially inclusive and sustainable development for the communities in which we work.

The communities near our sites experience the most direct social, environmental and economic impacts of our business. By providing competitive wages and benefits, prioritizing local procurement, contributing our fair share of taxes and royalties, and investing in community programs and infrastructure, we work hard to support the development goals of our host communities and governments.

Although the Company works to achieve support from all stakeholders, differences in perceptions and attitudes towards mining and sustainable development vary among individuals and governments. We encourage constructive and peaceful dialogue among all stakeholders regarding the social, environmental and economic impacts of our business.

Engagement

Trust, honesty and transparency are fundamental to every relationship we have with our stakeholders, and these relationships enable us to follow through on our promises and operate responsibly. Building and maintaining these relationships requires us to listen to our stakeholders and identify mutually agreeable solutions. Our reputation is built by our actions, and our sound record of responsible operations helps us foster trust, strengthen relationships and continue to create stakeholder value.

Engaging with stakeholders to communicate our challenges and successes and to address their concerns allows for constructive dialogue and produces better outcomes. To understand our impacts and how we can continuously improve our operations requires open discussions with a diverse range of stakeholders. Our teams make concerted efforts to meet with local communities and other stakeholders in ways that reflect local cultures. For example, at Kışladağ and Efemçukuru, our community relations teams frequently visit local coffee and tea houses that act as hubs of public life for community members. The conversations we have with our neighbours in these informal settings allow us to engage with our stakeholders in a way that respects their traditions and builds strong relationships.

Local Environmental-monitoring Committees

At each of our operating sites, environmental-monitoring committees play an important role in providing independent oversight of our activities. These committees, composed of local community leaders, government regulations, First Nations and technical experts, visit our sites to observe our environmental practices. While access to some of our sites has been limited during COVID-19, we maintain communication with monitoring committees as an important part of our engagement efforts.

Integrating Community Feedback into Construction Planning at Lamaque

When we began designing and preparing for construction of the underground decline that will connect the Triangle Deposit and the Sigma Mill at Lamaque, we wanted to include local stakeholders in the process.

We held over 20 stakeholder meetings, and worked to incorporate their feedback into the project design. We've also worked with local stakeholders to amend construction practices and blast times to mitigate the impacts of the project.



Olympiada, Greece

Table 12: Local Impact Assessment and Management Tools

	Brazil	Canada	Greece		Romania	Turkey	
	Tocantinzinho	Lamaque	Kassandra	Perama Hill & Sapes	Certej	Efemçukuru	Kışladağ
Formalized stakeholder mapping	No	Yes	Yes	Yes	No	Yes	Yes
Social-impact assessment	No	Yes	Yes	No	No	Yes	Yes
Public disclosure of impact assessment	No	Yes	Yes	No (1)	No	Yes	Yes
Local community development programs	No	Yes	Yes	Yes	No	Yes	Yes

Engaging with Indigenous Peoples

Indigenous peoples, including First Nations peoples in Canada, are often impacted by mining. In Canada, the mining industry is the single largest employer of First Nations and contributes to the sustainable development of Indigenous communities across the country. As identified by the Truth and Reconciliation Commission of Canada, Canada's private sector has an important role to play in helping to reconcile historical injustices faced by Indigenous peoples. As a Canadian mining company with a Canadian asset in operation, Eldorado has a responsibility to meaningfully consult First Nations communities and provide equitable access to employment, training and educational opportunities.

Our community relations team at Lamaque works with local First Nations, contractors and educational institutions to provide training and employment opportunities to Indigenous peoples. The General Manager of the Lamaque project is responsible for First Nations engagement in Québec.

Our Human Rights Policy states that Eldorado and its subsidiaries will "respect the rights of local and Indigenous communities near our sites of operation and ensure that all relevant stakeholders are engaged and measures taken to respect their rights." Further, our Environmental Policy states our commitment to consult with communities of interest. We continue to strengthen our relationships with First Nations communities near our Lamaque project and are committed to the relationships we have built.

Supporting Communities during COVID-19

As the COVID-19 pandemic began to impact Québec, Canada, our Lamaque team sought to support local communities through the crisis, including the Lac Simon First Nation. As First Nations communities across the country took measures to protect themselves from COVID-19, many faced challenges accessing supplies such as food, hygiene products and medicines. Our Lamaque team was able to secure these critical supplies for the Lac Simon First Nation, and continues to seek opportunities to support the community through the pandemic.

Advancing Opportunities for First Nations

At Lamaque, we work with our local contractors as well as local schools and colleges to provide opportunities for First Nations students to gain valuable experience in the mining industry, including in the highly skilled field of diamond drilling. We are proud to partner with the local First Nation to provide opportunities for education and employment.

Note:
(1) Perama Hill has not conducted an impact assessment at this stage of project development.

Table 13: How We Interact with Stakeholders

Stakeholder	Ways we interact
Employees	· Corporate, regional and site personnel engagement · Employee newsletters, social media and email · Workplace health and safety committees · Performance and development reviews · Training sessions
Shareholders	· Annual shareholder meeting · Quarterly conference calls to discuss results · Frequent one-on-one or group meetings · Shareholder Engagement Policy
Government	· Ongoing communication and dialogue at municipal, regional and national levels · Communication with supporting international governmental associations (e.g. International Monetary Fund, European Bank for Reconstruction and Development, Export Development Canada, etc.) · Engagement with governments through industry associations
Suppliers and contractors	· Ongoing communication and dialogue between representatives · Performance reviews
Industry associations	· Membership in industry associations such as the International Cyanide Management Institute, the World Gold Council, the Mining Association of Canada, and the Canadian Mining Innovation Council; we also participate in several working committees, such as MAC's International Social Responsibility Committee and Public Affairs Committee
NGOs	· Meetings and collaborations with NGOs at both the corporate and regional levels · At Kışladağ, Kassandra Mines and Lamaque, we established independent environmental committees that include representatives from NGOs and civil society
Communities	· Ongoing community-engagement activities, including collaborative community projects · Engaging with Indigenous communities in Canada to increase employment opportunities · Community of interest meetings · Neighbourhood meetings · Site tours for local residents, students and interested parties · Regional newsletters, local media and social media

Engaging during COVID-19

The COVID-19 pandemic has forced many of us to limit our in-person social interactions. The inability to gather, for work or socially, has been a challenging aspect of the pandemic. Eldorado's community relations and stakeholder engagement teams have worked to maintain contact with our neighbours and local communities throughout the pandemic while adhering to public health measures. Our community relations efforts have transitioned to phone calls, virtual meetings and socially distanced interactions, and we remain committed to safely engaging openly and transparently with our stakeholders.

At sites, community/public relations teams work with environmental management teams, operations, exploration and human resources to engage with communities and governments across a broad range of issues. Mine General Managers and Country Vice President & General Managers are responsible for community and government relations. Eldorado's Director, Communications & Government Relations; Director of Sustainability; EVP, People and External Affairs; and EVP & CSO work with our in-country teams to develop and maintain support from local communities and government at all levels. Eldorado's President & CEO is ultimately responsible for the Company's relationships with communities and governments.

Using Technology to Mitigate Exploration Disturbances

Conducting mineral exploration work often involves the use of heavy equipment, and we work closely with local communities to manage associated impacts.

In Greece, we are also working to pioneer new technologies and methods of mineral exploration that mitigate our local impacts.

In 2020, Eldorado used SkyTEM technology, which uses sensors and equipment to map geological data from helicopters rather than relying on extensive ground-based methods. This work was conducted through the European Union's Smart Exploration Program, and allows for data to be generated and collected while reducing local impacts.

Complaints and Grievances

We believe that conducting business honestly and respectfully requires open communication between our sites and stakeholders. This is essential when managing disputes regarding our activities and relationships. When grievances are raised, we act and respond with due diligence, and effective grievance mechanisms play an important role in governing and remediating any impacts.

As part of our Code of Business Conduct and Ethics, we have a Whistleblower Policy so that any stakeholder, internal or external, can confidentially report any concerns about our financial statements, accounting practices, internal controls or any suspected or known illegal behaviour that violates laws, government regulations or our Code.

Concerns can be submitted anonymously and are managed by an external whistleblower-reporting agency. Eldorado's Audit Committee Chair and Corporate Secretary oversee all submissions and investigations.

In addition, each of our operations has established mechanisms for receiving and responding to external grievances. In 2020, Eldorado finalized the implementation of a formal grievance mechanism at all sites, and actively maintains grievance registers at each site in order to quickly respond to and address issues identified by local stakeholders.

In 2020, we registered a total of 13 grievances, largely related to construction activities, traffic, vibrations and noise associated with our operations. Our community relations teams work closely with operations and project teams to address these issues and resolve grievances as they occur.

Working with Governments

Government authorities are some of our most important stakeholders and essential partners throughout the mining life cycle. Governments provide the laws and regulations that create the context for responsible mining. Stable regulations and transparent government processes allow Eldorado to mitigate risks and make investment decisions with certainty.

To better understand government objectives and policies, provide information about our projects, discuss relevant issues and advance permitting, Eldorado maintains frequent dialogue with government authorities at the local, regional and national levels through our in-country teams. At the corporate level, we work with ministerial offices and diplomats, both in Canada and abroad. The knowledge we gain from these communications helps guide our decision-making processes while keeping our government stakeholders aware of our development successes and challenges.

Appropriate regulation, accompanied by strong and stable judicial and political institutions, allows us to develop operations capable of generating value for all stakeholders. Well-performing government institutions are also important to the legitimacy, inclusivity and accountability of our operations among many of our other stakeholders, particularly local communities. For this reason, Eldorado encourages the development of effective, accountable and inclusive institutions at all levels of government in accordance with the UN SDGs.

In 2020, Eldorado made no donations to political parties.

Community Investment


6 CLEAN WATER AND SANITATION
8 DECENT WORK AND ECONOMIC GROWTH
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE

Our assets are located in diverse jurisdictions, each with their own unique cultural and social characteristics. Similarly, our projects differ among our operating regions in size and character, meaning that our specific impacts on society, the environment and the economy vary from project to project.

Our approach to community investment is therefore region-specific, while maintaining the core principles of inclusion and transparency. Engaging with local stakeholders to understand our impacts as well as their goals for the sustainable development of their communities is essential to how we identify and implement community investment projects.

Each project is responsible for its own community investment initiatives, with the exception of the Kassandra Mines, which acts as a singular community investment unit on behalf of Olympias, Stratoni and Skouries. Community investment projects are first assessed and then implemented by our community relations and public relations teams at each of our sites. Mine General Managers and Country Vice President & General Managers are responsible for overseeing community investment projects and their contributions to sustainable development. Eldorado's Director, Sustainability, and the EVP & CSO support in-country teams in developing frameworks that optimize the efficacy and transparency of our community investments.

Eldorado's community investment falls broadly under the following categories:

Area of focus	Our investments
Education	Childhood, youth and adult continuing-studies initiatives as well as research and education initiatives relevant to the mining sector
Employment	Programs and projects that are proven to generate long-term and sustained employment for local communities, together with socio-economic benefits for the area
Environment	The protection and preservation of the natural environment around our mines
Health and sport	Improved quality and access to local health care services that can operate independently and sustainably, and supporting recreational projects and sport clubs that promote healthy and active lifestyles
Community development	Capacity-building and physical infrastructure that support community needs and a post-mine economy
Arts and culture	The culture and diversity of local communities, including the preservation of heritage and the promotion of local traditions and practices


Maison de la Famille de Val-d'Or
Val-d'Or, Canada


Efemçukuru, Turkey

Eldorado is proud of the contributions we have made to culture, education, health and safety, the environment and infrastructure in the communities where we operate. We have successfully increased access to education for communities near our Turkish operations, rehabilitated and restored natural environments in Greece and Brazil, and supported arts and culture everywhere we operate. In Greece, Eldorado's new Corporate Social Responsibility Framework community-engagement program has allowed the Company to better understand our impacts on local communities and create positive opportunities for dialogue and collaboration.

Table 14: Payments to Communities and Community Investment (USD$ millions)

Type of Payments	Brazil	Québec	Greece	Romania	Turkey	Kışladağ	Efemçukuru	2020 Total	2019 Total
Payments to communities and community investments	0.03	0.31	1.79	–	0.43	0.44	0.01	**3.01**	2.01

Our community investments and payments to communities focus on infrastructure, health and well-being, education and training, scholarships, donations, and investments in preserving or rehabilitating the local environment. They also include support to civil society organizations (excluding expenditures related to advertising or publicity).

Corporate Giving

Through Eldorado's Corporate Giving Committee, we have supported local food banks and mental health organizations and programs for vulnerable and at-risk youth. We work to support and partner with organizations that have the knowledge and the expertise to make a positive impact in the Metro Vancouver area, across Canada and in each of the regions in which we operate.



Lamaque, Canada



Efemçukuru, Turkey



Efemçukuru, Turkey



Olympias, Greece

2020 Community Investment Highlights

We are proud to partner with our neighbouring communities to invest in their social, economic, cultural and environmental well-being. By doing so, we can contribute to the SDGs in the areas where our business has the greatest impacts.

Kışladağ

Uşak Province, Turkey

Community investment work at Kışladağ focused on the development of infrastructure projects such as reconstructing water lines and roadways in local villages. We also focused on providing hygiene products, health care information and medical supplies to local communities and health authorities following the outbreak of COVID-19. This work included the distribution of food packages to all local households so that residents did not need to leave their homes as often for basic supplies.

Lamaque

Québec, Canada

Our community investment efforts at Lamaque focused on contributing to education, health care and cultural opportunities and programs for residents of all ages throughout the region. Investments in music programs for school children, cultural programs and art festivals work to keep Val-d'Or an exciting and fulfilling place to live and work. Our support for mental health programs, palliative-care facilities, homeless shelters and other services for vulnerable peoples is foundational to our efforts to be a good neighbour. We also are proud to support the annual Pow Wow at the Lac Simon First Nation.

In an effort to help local communities manage the impacts of COVID-19, we provided support to health agencies and homeless shelters, and provided direct support to the Lac Simon First Nation as they sought to minimize their travel for food and household supplies.

Tocantinzinho

Pará State, Brazil

Community investment programs at Tocantinzinho focused on supporting health and well-being in local communities and providing access to education for children. Our ongoing work to conduct malaria testing in local communities supports long-term sustainable development. We also invested in providing training for 44 teachers in local communities so that they are better equipped to provide instruction for students.

In Brazil, our response to COVID-19 has focused on providing support to local hospitals and securing access to health care for our workforce and their families.

Efemçukuru

Izmir Province, Turkey

At Efemçukuru, we continued our work to support environmental well-being and biodiversity while creating economic opportunities by investing in 50 beehives located around the mine site. These investments provide a source of income for local beekeepers and help support vineyards and other ecological projects near our site. We also provided electric-wheelchair infrastructure in a nearby village to improve quality of life for people with disabilities.

Community investment efforts to support the COVID-19 emergency response included the donation of hygiene products, food and medical supplies to local communities.

Kassandra Mines

Halkidiki, Greece

Our support and cooperation with local communities in Halkidiki is deeply linked with support for our workforce, and we seek to invest in education, health care, infrastructure and the environment to support sustainable development throughout the region. In 2020, we continued our support of major programs such as science, math and robotics education programs for local children; addiction treatment and recovery programs; and the Aero-Club of Thessaloniki's wildfire-monitoring program.

Eldorado's Greek operations also quickly responded to the COVID-19 pandemic in order to procure supplies and PPE for local communities as well as procure critical medical equipment, such as mobile X-ray machines and ventilators for regional hospitals.

Certej

Romania

At Certej, we invested in road construction and rehabilitation projects throughout the region. Providing access to reliable infrastructure enables local communities to access larger markets, health care and resources throughout the region. We also supported a program that provides local school children with meals during the day.

We have been engaging with a local hospital and supporting their response to the COVID-19 pandemic by supplying sanitization products.

Local Employment and Procurement

Mining can be an incredible source of value for communities and countries, as it generates employment and investment by producing the raw materials that have become integral to modern life. However, mining is able to generate value for all stakeholders only when companies are able to work with communities and governments. We recognize our responsibilities to the communities in which we operate, and believe that providing decent work is one of the most meaningful ways that we can work together with our stakeholders to create positive lasting impacts.

Wherever possible, we prioritize hiring local employees and working with local suppliers. We are proud of the contributions we are able to make to communities through direct and indirect employment. Some of the benefits of local employment include skills development, increased income levels and economic diversification.

This strategy helps build strong working relationships with local communities. Hiring and training local employees can also produce operating efficiencies and lower long-term costs by having an educated and experienced workforce near our sites. This practice positively impacts local and national economies by providing well-paying jobs and generating government revenues that can be directed towards health care, education and infrastructure. Conversely, negative impacts can include inflated local prices for goods and services as well as income disparity between the mining and non-mining workforce.

To learn more about our community-based investments and how we work to mitigate the negative impacts of local procurement and employment, see page 49 of this Report.

Our target every year is to increase the percentage of materials purchased from companies near our sites. This enables local suppliers to develop their businesses and increase their capabilities with regards to providing a larger proportion of products and services.

Domestic suppliers of goods and services are the biggest recipients of our supplier expenditure, accounting for 85% and 95% of our host-country investment in 2020 and 2019, respectively.

Our local procurement practices centre on:

- Promoting an open and shared culture across all our workplaces
- Providing ongoing training and education
- Upholding equal opportunities, diversity and anti-discriminatory practices
- Hiring employees, contractors and suppliers from the local community

Providing Multi-generational Employment in Turkey

When Eldorado's Kışladağ mine began production in 2006, the Company sought to prioritize local employment. Vefa Celik, a resident of the village of Söğütlü, located near Kışladağ, took a job in the site's crusher operations department. By working at Kışladağ, Vefa was able to earn a living and provide for his family while staying close to his home.

Vefa's son, Caner, took an interest in his father's profession and studied mining engineering at university. Caner went on to work as a student intern at Kışladağ, and one year after his father's retirement in 2016, took a full-time position as a mining engineer at Kışladağ.

Working at Kışladağ has allowed the Celik family to pursue their careers and maintain community values across generations.



Kışladağ, Turkey



Skouries, Greece

Our Workforce

Our success is a result of the dedicated employees and contractors who work with us. It is our people's motivation and commitment to excellence that drives our performance and helps us achieve our corporate objectives.

Across the organization, 99% of our employees and contractors are nationals of the country in which they work and 81% are from local communities. We believe in recruiting local employees whenever possible, including for senior roles in which local knowledge and expertise can provide advantages for our business. Turkish, Canadian, Greek, Brazilian and Romanian employees form the majority of our management teams working in their respective home countries, alongside a small number of expatriate employees.

In accordance with the relevant laws and regulations, we uphold strong and fair labour practices. We encourage equal opportunities and base our hiring practices on skills and experience as stated in our Diversity Policy. Male and female employees are paid equally for equivalent jobs.

As outlined in our Code of Business Conduct and Ethics and our Human Rights Policy, everyone at Eldorado is expected to maintain a safe and healthy work environment and promote a workplace that is free from discrimination and harassment on any basis, including race, colour, religion, gender, age, national origin, disability or sexual orientation.

As stated in our Human Rights Policy, we respect the rights of our workforce, local community members and other stakeholders that may be impacted by our business activities. We expect our business partners, including security providers, contractors and suppliers to share this commitment to rights including those in regard to working conditions, freedom of association, freedom of speech, collective bargaining, maximum working hours, minimum wages, equal opportunity and freedom from discrimination.



Kışladağ, Turkey



Lamaque, Canada

"We are proud of the work our employees and contractors do each day to create safe, responsible and inclusive workplaces. We prioritize hiring local employees everywhere we operate, and are proud that 99% of our employees are nationals of the regions in which we operate."

Lisa Ower
Executive Vice President, People & External Affairs

Table 15: Our Workforce

Country	Site	Description	Employees	Contractors	2020 Total
Brazil	Tocantinzinho	Development project	10	54	64
	Belo Horizonte	Office	8	5	13
	Country total		**18**	**59**	**77**
Canada	Lamaque mine	Development project	393	94	487
	Vancouver	Corporate office	57	1	58
	Country total		**450**	**95**	**545**
China [1]	Beijing	Office	–	1	1
	Country total		**–**	**1**	**1**
Greece	Kassandra Mines	Offices and medical clinic	140	165	305
	Olympias	Operating mine	543	272	815
	Stratoni & Mavres Petres	Operating mine	339	75	414
	Skouries	Care and maintenance	28	9	37
	Perama Hill	Exploration	10	–	10
	Sapes	Exploration	9	–	9
	Athens	Office	40	6	46
	Country total		**1,109**	**527**	**1,636**
Netherlands	Amsterdam	Office	6	1	7
	Country total		**6**	**1**	**7**
Romania	Certej	Development project	80	5	85
	Deva	Office	30	–	30
	Country total		**110**	**5**	**115**
Turkey	Kışladağ	Operating mine	684	442	1,126
	Efemçukuru	Operating mine	451	468	919
	Ankara	Office	31	–	31
	Izmir	Office	–	–	–
	Uşak	Office	–	–	–
	Recons and Çanakkale Prep Lab	Offices, quarries and laboratory	39	–	39
	Sivaslı quarry and lime plant	Offices, quarries and laboratory	3	–	3
	Emirli quarry	Offices, quarries and laboratory	–	–	–
	Tüprag agriculture	Offices, quarries and laboratory	19	–	19
	Country total		**1,227**	**910**	**2,137**
2020 Total			**2,920**	**1,598**	**4,518**

Note:
(1) Eldorado maintains a contractor engagement in China related to the completion of the sale of its Chinese assets, which occurred in 2016.

Eldorado's workforce, including professionals from exploration geologists to haul truck drivers to accountants and information technologists, is located in countries and communities across our global operations.

Table 16: Employees by National Representation

Region	Local (%)	National (%)	Expatriate (%)
Brazil	11	100	–
Canada	99	100	–
Greece	88	98	1
Netherlands	100	100	–
Romania	98	100	–
Turkey	69	99	–
2020 Average	**81**	**99**	**1**
2019 Average	**80**	**99**	**1**

Wherever we operate, we seek to provide opportunities for local communities through direct and indirect employment. We believe that our workforce should be representative of the communities in which we operate. Where local skills exist, we are committed to providing opportunities for growth and development. In local communities that are less familiar with mining, we work to train employees and provide them with valuable and transferable skills that will have a positive legacy beyond their employment with Eldorado.

We are proud that 81% of our employees are locals of the communities in which we operate in, and 99% of our employees are nationals of the countries in which we operate.

Table 17: Employees by Employment Type

Employment Type	Brazil	Canada	Greece	Netherlands	Romania	Turkey	2020 Total
Full time	18	448	1,107	5	109	1,225	2,912
Part time	–	2	2	1	1	2	8
Total	**18**	**450**	**1,109**	**6**	**110**	**1,227**	**2,920**
Permanent	18	444	1,064	6	110	1,199	2,841
Fixed-term/temporary	–	6	45	–	–	28	79
2020 Total	**18**	**450**	**1,109**	**6**	**110**	**1,227**	**2,920**

Our Contractors

We regularly partner with contractors, particularly during the construction of new projects, such as Lamaque and Skouries, and when significant investments are made to our existing operations, such as construction activities at Kışladağ. These partnerships enable us to draw on short-term labour and leverage specific construction expertise that may not be readily available within our own workforce. Doing so also allows us to focus on our core business, while supplementing expertise, experience and labour.

All contractors that work on our sites must adhere to Eldorado's governance policies, including our Code of Business Conduct and Ethics, and our Human Rights, Environmental, and Health and Safety policies. Contracting companies are required to implement systems or procedures that, at a minimum, meet our requirements for social and environmental performance including the non-discrimination and freedom from forced labour and security provisions of our Human Rights Policy. Our updated Diversity Policy also requires that third-party service providers engaged by the Board and senior management present their commitments and actions taken to support diversity, and propose working teams for Eldorado accounts that include a balanced number of individuals assembled from designated groups.

Examples of our contractor activities include:

Activity	Description	Examples
One-off major projects	Significant capital-intensive projects where short-term contract labour is hired for the duration of the project	Mine construction at Skouries and Lamaque Mine development at Tocantinzinho, Certej
Specialized projects	Minor to major projects, using skills, equipment and/or labour not typically available in the typical mine workforce	Construction of the Kokkinolakkas Tailings Management Facility at Stratoni and Olympias Diamond drilling at exploration sites
Major support services	Full-time services for important non-mining work	Catering and employee transportation services at Kışladağ and Efemçukuru Private security services at all sites
Minor support services	Part-time support services	Office cleaning *Ad hoc* professional services (auditors, lawyers, consultants, etc.)

Table 18: Contractors by National Representation

Region	Local (%)	National (%)
Brazil	73	100
Canada	100	1
China	–	–
Greece	41	100
Netherlands	100	100
Romania	–	100
Turkey	52	99
2020 Total	**52**	**99**

Responsibility for Local Employment and Procurement

Within SIMS, we have specific requirements for local employment and procurement, and we seek to prioritize local employment and procurement everywhere we operate. We direct our Human Resource ("HR") and Purchasing departments at each site to hire locally, use local suppliers, and work with local businesses to improve their capacity and ability to work with us. Our HR and procurement teams focus on helping local communities navigate the application and submission process for employment and contract opportunities and prioritize local procurement when possible.

Table 19: Payments to Suppliers (USD$ millions)

Type of Payments	Brazil	Canada	Greece	Romania	Turkey	Kışladağ	Efemçukuru	2020 Total	2019 Total
Payments to domestic suppliers	1	106	114.7	1.8	2.4	125.2	66.2	**417.3**	410.2
Payments to international suppliers	–	–	28.8	0.1	–	42.8	3.4	**75.5**	23.8
Total	**1**	**106**	**143.5**	**1.9**	**2.4**	**168**	**69.6**	**492.8**	**434**
% Spend on domestic vs. international suppliers	100	100	80	95	100	75	95	**85**	95

While our overall payments to suppliers increased in 2020 over 2019, the percentage of payments to domestic suppliers decreased, primarily due to the international procurement of specialized equipment at Kışladağ.


Lamaque, Canada


Kışladağ, Turkey

Responsibly Produced Products

Eldorado is committed to responsibly producing gold and other metals that offer a wide range of uses. Our products are essential elements in a variety of goods that advance sustainable development and contribute to economic growth around the world. We focus on producing gold and other metals responsibly, and all of our gold-producing sites receive independent assurance under the World Gold Council's Conflict-Free Gold Standard ("CFGS").

100%
of the gold we produce is independently assured to be conflict-free

In 2020, Eldorado produced its first Responsible Gold Mining Principles ("RGMP") Report. The Report provides independent assurance that Eldorado is working to align with the World Gold Council's RGMPs, which provide a global standard for responsible sourcing of gold.

Product Responsibility

Eldorado supports industry-wide efforts to responsibly produce gold and other precious and base metals. We acknowledge and believe that our licence to operate requires that all of our activities be conducted in a manner that does not cause, support or contribute to human rights abuses, unlawful conduct or breaches of international humanitarian law. As a member in good standing of the World Gold Council, Euromines and the Mining Association of Canada, we are committed to operating to robust social and environmental standards that benefit all stakeholders. Our operating mines adhere to the following:

- ISO 14001 Environmental Management System Standard
- ISO 45001 Occupational Health and Safety Management System Standard
- WGC's Conflict-Free Gold Standard
- International Cyanide Management Code

In the future, we will be reporting conformance against the WGC's RGMPs. The RGMPs is a new framework that sets out clear expectations for consumers, investors and the downstream gold supply chain as to what constitutes responsible gold mining, and will provide an additional level of assurance for our stakeholders.

Our primary operating cash flows derive from the sale of unrefined gold bullion bars (or doré), and gold, silver, lead and zinc concentrates.



Kışladağ, Turkey

Safe Product Handling

All of Eldorado's products are sold in bulk to downstream refineries for secondary treatment. We do not sell our products to the public and our products do not require packaging. At Kışladağ, doré is sold and transported to metals refineries to be further processed into pure (99.9%) metals. At Efemçukuru, Olympias and Stratoni, metal concentrates are transported to offshore smelting facilities for further refinement. At our Lamaque mine in Canada, doré is sold to refineries in Canada and the United States. As 100% of Eldorado's metal products are sold to downstream refiners for further processing, we do not undertake product recycling or reclamation.

Our doré, which largely contains gold and silver, has no environmental or safety risks associated with handling or disposal; therefore, it requires no product service or labelling. As such, beyond our product transport and security procedures, we have not developed detailed protocols, procedures or public labelling for product handling or responsibility.

Our concentrates, which contain combinations of gold, silver, lead and zinc, are transported by conveyor to a local port facility (e.g. Stratoni) or loaded onto enclosed trucks and transported to seaports for export to foreign smelters (e.g. Olympias, Efemçukuru). The transport of concentrate is subject to numerous risks, mainly with respect to theft and environmental liabilities in the event of a spill. All road and marine shipments of concentrate from Efemçukuru, Olympias and Stratoni are performed under the *European Agreement Concerning the International Carriage of Dangerous Goods by Road* and International Maritime Organization ("IMO") regulations. Eldorado exclusively hires subcontractors certified and trained to follow the standards and procedures relevant to the aforementioned guidelines for emergency response with respect to transportation and security.

How Our Products Are Used

The metals we produce comprise many of the materials that make up the modern world. They are critical components of green technologies such as wind turbines, electric cars, solar cells and major infrastructure that are advancing the global transition to a lower-carbon economy. Just as our products contribute to a better world, we are committed to producing them in a way that creates positive economic, social and environmental value for all our stakeholders.

Training Our Employees on Ethical Business Practices

We are committed to operating ethically and transparently, and work to give our employees the tools and resources they need to uphold this commitment. In accordance with our Anti-Bribery and Anti-Corruption Policy ("ABC Policy"), we seek to provide training on ethical business practices to employees annually. In 2020, we updated our ABC Policy and held trainings sessions across our operating regions.



Lamaque, Canada

Corporate Governance and Transparency

Central to Eldorado's record as a trusted operator is our commitment to ethical business practices and high standards of corporate governance. We recognize the importance of having an integrated approach to managing our operations, risks and relationships.

Eliminating Bribery and Corruption

Substantially reducing bribery and corruption in all forms is an important target of the SDGs, as bribery and corruption distort markets and divert funds away from development. [1] As a Company that generates significant local employment and government revenue, Eldorado has the ability to influence anti-bribery and anti-corruption behaviour where we operate and positively contribute to respect for the rule of law.

Eldorado and its subsidiaries comply with all applicable anti-corruption and anti-bribery laws and regulations. Our Anti-Bribery and Anti-Corruption Policy has been in place since 2015 and was updated in 2020. The policy is designed to educate our employees and contractors on their responsibility to comply with applicable anti-bribery and anti-corruption laws. It also encourages staff to be alert to potential violations of applicable laws by any of Eldorado's personnel or independent representatives, distributors, consultants or agents.

Eldorado directors, officers and employees participated in ethics and compliance training in in 2020/2021, which included anti-bribery and anti-corruption training. Directors, officers and Country General Managers who are responsible for overseeing employees in foreign jurisdictions where we operate must sign a compliance certificate, stating that such individuals understand the Code and all other applicable Company policies and will follow them. Copies of these policies are posted at each of our sites in communal work areas and on noticeboards. The policies are overseen by Eldorado's Corporate Secretary and Ethics and Compliance team.

Board of Directors

Eldorado's Board of Directors is responsible for overseeing corporate governance. Their Terms of Reference explicitly require the Chair of the Board and all members of our Board committees to be independent. The Board works with senior management to set long-term goals, develop strategy and monitor Eldorado's progress toward achieving its goals, while providing independent and objective advice. They regularly evaluate our principal business risks and monitor the effectiveness of our risk management process.

Our Board is composed of the following five committees:

- Audit
- Compensation
- Corporate Governance & Nominating
- Sustainability
- Technical

Sustainability Committee

The Sustainability Committee oversees our policies, programs and practices in the areas of environment, tailings management, health and safety, community relations, human rights and security. The Committee seeks assurance that Eldorado consistently promotes ethical, transparent and responsible behaviour, and meaningfully engages its stakeholders. The Committee is 100% independent members.

The Sustainability Committee receives detailed quarterly reports for all sites and works with Eldorado leadership to suggest directives for senior management to pursue. The Committee receives a briefing within 24 hours if a fatality, serious lost-time injury, significant environmental incident or anything that is material or legally reportable occurs. The Board of Directors, including members of the Committee, periodically visit our sites for first-hand validation and interaction with our operations personnel.

More information on our Board committees is available on our website (www.eldoradogold.com/about-us/leadership/board-committees).

Senior Management Oversight

Eldorado employs a decentralized yet coordinated approach to operations. Our senior management team in Vancouver works closely with management teams in each of our operating jurisdictions, providing a clear line of sight to each operation.

Ultimately, accountability for social, environmental, and health and safety performance rests with our President & Chief Executive Officer ("CEO") while the Executive Vice President ("EVP"), Chief Strategy Officer ("CSO"), and Chief Operating Officer ("COO") have oversight at the corporate level.

In addition to frequent site visits, our senior management team aims for open communication and appropriate oversight through weekly reporting on health and safety, environment and community performance from Mine General Managers and Country Vice President & General Managers.

Note:
(1) United Nations Convention against Corruption, 2004.

Corporate Disclosures and Transparency

Our governance systems are designed to help us consistently evaluate and effectively manage our risks; this, in turn, helps us stay focused on our long-term planning, decision-making and communication. We believe that clear and comprehensive disclosure and open communication with our stakeholders will continue to encourage confidence in the legitimacy and honesty of our business practices.

Governance Policies

Our Code of Business Conduct and Ethics, Anti-Bribery and Anti-Corruption Policy, Human Rights Policy, Insider Trading Policy and Disclosure Policy reinforce our standards and values and outline our expectation that all employees and suppliers operate in accordance with the highest standards of legal and ethical behaviour. We also outline our commitments to protecting the environment and the safety of our people and neighbours in our Environmental and Health and Safety policies. In 2021, Eldorado updated its Diversity Policy to include identity diversity, cognitive diversity and designated groups. Eldorado's Diversity Policy commits the Company to becoming a member of the 30% Canada Club by having women comprise 30% of the Board of Directors. Eldorado achieved this goal in 2020, and women now hold 50% of Board positions. The Company is further committed to having women hold 30% of senior management positions by 2023.

5 GENDER EQUALITY

More information on our governance policies is available on our website (www.eldoradogold.com/about-us/governance).

Sustainability Factors in Compensation

Regular employee performance reviews are performed at all our sites, typically on an annual basis, although some sites conduct monthly performance reviews. Health, safety and environmental performance indicators and social performance measures are embedded in performance reviews that are linked to our senior management compensation and account for up to 15% of short-term incentive programs. In 2020, we revisited the sustainability factors tied to Eldorado's senior management compensation; we also set new targets and key performance indicators aligned with promoting compliance with Eldorado's *Global Health and Safety Directive* and our *Golden Rules Health & Safety Handbook.*[1]

Eldorado has also set a corporate target to develop a SIMS in 2020. The system will provide standards for environmental, social, health and safety, and security performance across the Company. The achievement of this goal is factored into the corporate scorecard and influences compensation across the organization. For more information on SIMS, please see page 8.

Note:

(1) Please see page 30 for more details on Eldorado's *Global Health and Safety Directive* and *Golden Rules Health & Safety Handbook*.

Transparent and accountable corporate governance is fundamental to the trust that is placed in us by all of our stakeholders. In 2020, Eldorado took a number of measures to strengthen corporate governance practices and further align our governance policies with leading practices for publicly traded companies.

In 2020, our governance initiatives focused on four key areas: 1) Board renewal and succession planning, 2) an independent in-depth Board evaluation and assessment process, 3) enhanced oversight of the Company's human capital management, and 4) a commitment to diversity and inclusion.

As a result, committees and individual directors are subject to semi-annual performance reviews, and mandatory independence reviews are required for long-standing directors (over 10 years). For more information about our corporate governance practices, including compensation and Board structure, see our 2020 Management Proxy Circular (www.eldoradogold.com/investors/shareholder-information/shareholder-materials-and-agm/default.aspx).



Olympias, Greece



Efemçukuru, Turkey

Table 20: Board of Directors by Age and Gender

		Female (%)	Male (%)
Board of Directors	Over 50 years	50	50
Audit Committee	Over 50 years	75	25
Compensation Committee	Over 50 years	50	50
Corporate Governance and Nominating Committee	Over 50 years	33	67
Sustainability Committee	Over 50 years	100	–
Technical Committee	Over 50 years	33	66
Total		**50**	**50**

Table 21: Officers and Management by Age and Gender

		Female (%)	Male (%)
Management	30 to 50 years	50	50
	Over 50 years	–	100
Officers	30 to 50 years	100	–
	Over 50 years	–	100
Total		**13**	**87**

Transparency of Payments to Governments

Eldorado supports the elimination of bribery and corruption by disclosing our payments to government in accordance with the *Canadian Extractive Sector Transparency Measures Act* ("*ESTMA*"). Eldorado's 2020 *ESTMA* report was published on May 26, 2020.

Table 22: Payments to Governments ($ millions) (1)

	Canada	Greece	Brazil	Romania	Turkey	2020 Total	2019 Total
Taxes	11	7.6	–	0.5	42.6	61.7	18.3
Royalties	–	4.2	–	–	7.3	11.5	6.8
Fees	–	–	0.2	0.1	7.7	8	9
Total	**11**	**11.8**	**0.2**	**0.6**	**57.6**	**81.2**	**34.1**

Note:

(1) Payments to governments have been calculated on a cash basis and in accordance with *ESTMA*. Eldorado's 2020 *ESTMA* report was published on May 26, 2021.

Transparent and fairly collected tax revenues and other royalties allow governments to build stable political institutions and invest in sustainable development. Revenue transparency is also an important part of maintaining honest relationships with our investors and other stakeholders, and we believe that disclosure of payments made to governments is an important part of a broad industry mandate to fight corruption.

We recognize the importance of initiatives such as the Extractive Industries Transparency Initiative ("EITI") in improving revenue transparency, strengthening systems and enhancing stakeholder trust in the mining and metals industry. While we do not operate in any EITI signatory countries, both Canada and the European Union ("EU") have passed laws that required mandatory public reporting of payments to governments by the extractive sector. The respective laws are:

- Canada's *ESTMA*, which came into force on June 1, 2015
- EU's *Transparency and Accounting Directives* ("*EU Directives*"), introduced in 2013

On May 26, 2021, Eldorado filed its fourth report under *ESTMA*, which covers payments over $10,000 made in 2020 to all levels of foreign and domestic governments. This report summarizes Eldorado's payments of taxes, royalties, fees, bonuses, production entitlements, dividends and other categories of payments prescribed by *ESTMA*.

The report is publicly available on our website (www.eldoradogold.com/investors/financial-information/ESTMA/).

Under the *EU Directives*, member states were required to adopt the disclosure regulations into domestic law in 2015 and they became effective on January 1, 2016. Romania and Greece have both implemented the legislation. As we do not have mining operations in the Netherlands, our Dutch subsidiary falls outside the scope of the *EU Directives*. Company filings under ESTMA are recognized as equivalent to the *EU Directives*, thereby meeting EU disclosure requirements.

Human Rights

As a significant economic and social presence in the jurisdictions and communities where we operate, Eldorado has the potential to substantively impact the human rights of our stakeholders. Our responsibility is to respect the human rights of our workers and local communities wherever we operate by providing safe workplaces and engaging with our stakeholders through peaceful dialogue. While operating in complex social and political environments can pose inherent challenges related to human rights, prioritizing human rights through clear policies and due diligence procedures can produce better outcomes for all stakeholders.

Eldorado believes that respecting and upholding human rights begins with the fundamental recognition of the equality and dignity of all people. These values are found in a number of international documents recognized by Eldorado, including the International Bill of Human Rights, the Voluntary Principles on Security and Human Rights, the Ten Principles of the UN Global Compact, and the International Labour Organization's Declaration on the Fundamental Principles and Rights at Work. These values guide our respect for human rights across our sites and communities, and across all aspects of our operations, from developing a workplace culture that values safety and diversity to helping local communities achieve socially inclusive development goals.

We require our employees and contractors to comply with Eldorado's Human Rights Policy, which outlines our requirements for upholding and respecting the human rights of our employees, contractors, supply chain workers, local community members, and other stakeholders who may be impacted by our activities. As stated in the policy, Eldorado supports the global elimination of child and forced labour as well as the elimination of workplace discrimination on the basis of race, gender, religion, age, social status, sexual orientation or any other arbitrary characteristic unrelated to an individual's job performance.

As a significant economic contributor in our host communities, Eldorado has a particular responsibility to respect and advance human rights. Although the Company's activities impact local communities, governments have the primary responsibility to uphold human rights, mitigate conflict and contribute to the welfare of their citizens.

United Nations Global Compact

Eldorado is a signatory to the UN Global Compact ("UNGC"), the world's largest corporate responsibility initiative. The UNGC's Ten Principles provide fundamental guidance for our business in the areas of human rights, labour standards, the environment and anti-corruption. We have considered the UNGC's Principles in the development of our Code of Business Conduct and Ethics, Anti-Bribery and Anti-Corruption Policy, Human Rights Policy, Diversity Policy and our Environmental Policy. Our goal is to be a welcomed and trusted partner everywhere we operate.

Security

Voluntary Principles on Security and Human Rights

Created in 2000, the Voluntary Principles on Security and Human Rights ("VPSHR") comprise a "set of principles designed to guide companies in maintaining the safety and security of their operations within an operating framework that encourages respect for human rights." The VPSHR is considered the standard for best practices in managing security for extractive industry operations.

The Government of Canada has identified the VPSHR as one of six leading standards in Canada's CSR Strategy for the Extractive Sector. In 2017, MAC announced a membership commitment to implement the VPSHR. Member companies, including Eldorado, that rely upon private or public security forces must commit to implementing a human rights or security approach that is consistent with the VPSHR and based on a determination of risk at mining facilities that they control. The VPSHR has also been included within the WGC's Responsible Gold Mining Principles.

Eldorado has worked to align to the VPSHR, and the Company's Human Rights Policy states that all of our mine sites are required to align their security practices with the VPSHR and follow all laws in the jurisdiction of operation when engaging with private or public security forces.

In early 2018, Eldorado undertook an independent gap assessment at our Tocantinzinho project in Brazil to determine next steps for training and alignment with the Voluntary Principles. In late 2018, we developed a comprehensive training program for our global security teams to adopt. It focused on security and human rights, working with vulnerable peoples, use of force, and applying Eldorado's Code of Business Conduct and Ethics.

In 2019, we completed a review of our current security practices to identify key training materials that will be adopted, adapted and applied across all Eldorado sites. These materials have been put to use in our Train the Trainer sessions in which security personnel from across our global operations gathered together to learn how to bring their sites into alignment with the VPSHR. Following the Train the Trainer sessions, site Security Managers conducted training with their teams throughout 2019.

In 2020, Eldorado confirmed its commitment to the Voluntary Principles by including them in its SIMS. In addition to other key areas such as product security and personnel security, the Voluntary Principles provide a clear set of standards by which Eldorado can work to mitigate human rights risks related to contracted security operators. As SIMS is implemented, sites will continue to work to align with the VPSHR.

As a member of MAC, Eldorado continues to report our commitment and progress against the VPSHR in MAC's annual *Towards Sustainable Mining Progress Report*.

Responsible Sourcing

WGC's Conflict-Free Gold Standard

The WGC published the Conflict-Free Gold Standard ("CFGS") in 2012, following extensive consultation with governments, civil society, external auditors and supply chain participants. The standard creates a framework for assurance that the production of gold by a company does not contribute to unlawful armed conflict or human rights abuses. The CFGS is based on a recognition across much of the mining industry that the value created by gold-producing activities has the potential to cause or contribute to conflict within communities and countries, and that companies should mitigate the potential for their activities and products to contribute to conflict. The CFGS also serves to operationalize the Organization for Economic Cooperation and Development's ("OECD") Due Diligence for Responsible Supply Chains for Minerals from Conflict-Affected and High-Risk Areas.

Eldorado's operations are not located in conflict-affected areas, but we nonetheless chose to adopt the CFGS in 2013. We can therefore provide assurance that the gold we produce does not cause, support or benefit armed conflict or contribute to human rights abuses or breaches of international humanitarian law.

In 2020, we published our seventh annual *Conflict-Free Gold Report*. The report details our findings that Eldorado's operations and all gold and gold-bearing material produced by our operations conform to the CFGS. Conformance with the standard was subject to independent assurance.

A copy of our report and independent assurance statement can be found on our website (www.eldoradogold.com/responsibility/our-approach/accountability/).

Healthy Environments Now and for the Future

We carefully plan, design and build operations to minimize our environmental impacts, and work with host communities and governments to ensure that our operations meet acceptable standards of practice and adhere to regulations. By investing in best-available technologies and implementing leading environmental practices, we seek to safely manage tailings and waste, restore disturbed land, reduce our water and energy consumption and protect the ecosystems surrounding our sites.

We reclaimed and restored over
10 hectares
of land in 2020

Mining, by its very nature, impacts the natural environment. We work to avoid, minimize, or at the very least, manage the environmental effects of our operations throughout the life cycle of our mines. We recognize the benefits to human health, social well-being, environmental sustainability and economic development that come from placing nature at the forefront of business decisions, and continue to build our relationships based on shared environmental-protection beliefs.

Adhering to environmental standards and laws is fundamental to our business as a responsible mining company. Before we begin exploration, we consider environmental regulations and work to align our practices to meet, and in many cases, exceed all legal requirements.

Environmental Impact Assessments

As our projects advance, we conduct environmental impact assessments ("EIAs") to evaluate the potential impacts of a project on the environment and those who depend on it. As part of permitting, we submit environmental-impact mitigation plans to regulators and work with a wide range of stakeholders to understand, assess and mitigate our impacts.

Once completed, EIAs are comprehensive documents that include baseline studies used to assess the current state of the environment at the proposed mine site. They also identify the potential effects of our planned activities and outline steps to minimize any identified risks. EIAs require extensive consultation with local communities as well as considerable input from technical and environmental experts.

Environmental Compliance

Environmental laws and regulations vary in each of our operating jurisdictions, and we rely on all of our teams across the Company to understand regulations and align our operations to all legal requirements. Ultimately, Eldorado's executive team is responsible for regulatory and legal compliance. Although standards and regulations vary by region, we also align our operations to international best practices and standards, including MAC's TSM framework and the ISO 14001 Environmental Management System Standard at Kışladağ, Efemçukuru, Olympias and Stratoni. Eldorado's SIMS framework will support our environmental compliance programs and provide a standard for environmental performance across the Company.

In-country teams communicate regularly with environmental agencies and authorities to maintain compliance with all regulations, and environmental authorities frequently visit our sites to conduct reviews of our compliance. We self-report minor and major environmental incidents internally and consider any incident that violates applicable environmental regulations to be a "major" incident, regardless of the consequences.

Environment teams located at each of our sites are responsible for the day-to-day oversight, implementation and management of our environmental policies, programs and activities. Each team reports directly to its Mine General Manager and Country Vice President & General Manager, who in turn report to Eldorado's COO. The COO annually sets environmental objectives and targets, and reviews environmental performance on a weekly basis.

Eldorado's President & CEO is ultimately accountable for our environmental performance. At the Board level, the Sustainability Committee has oversight of all environmental activities.

Eldorado recorded no major fines or penalties during 2020.

Environmental Management Systems

We have achieved certification under the ISO 14001 Environmental Management System Standard at our Kışladağ and Efemçukuru mines in Turkey and at our Kassandra Mines in Greece. The overall aim of ISO 14001 is to support environmental protection and prevent pollution. ISO 14001 is a standard for the management of material environmental issues, and guides the continual improvement of management systems.

With the development of Eldorado's SIMS, the Company is reviewing the requirements of environmental management systems, such as ISO 14001, at our operations and incorporating best practices into an internal set of performance-driven standards. For more information on SIMS, see page 8 of this Report.

Environmental Monitoring

To maintain our compliance with all applicable standards and laws, environmental management systems and environmental regulations, Eldorado regularly monitors air, soil and water quality as well as noise levels and energy use at our projects and operations. Our extensive environmental monitoring allows us to constantly evaluate the effectiveness of our practices and establish benchmarks against which further technical and technological improvements can be measured.

We work to maintain open and transparent communication with regulatory inspectors and agencies in order to understand how best to comply with all necessary environmental terms and conditions. Respecting our environment through strong performance remains our goal. In 2020, Eldorado recorded no major environmental incidents and no significant spills.



Kışladağ, Turkey



Efemçukuru, Turkey

Tailings and Waste



Mine tailings storage facilities are one of Eldorado's largest potential social, environmental and economic risks, and the Company takes great care to manage all tailings facilities in accordance with standards and regulations as well as align our designs and operations to international leading practices in order to mitigate risks associated with tailings storage.

Throughout the mine planning and development process, our engineering and technical teams assess the location surrounding our mine, the characteristics of the ore body and jurisdictional environmental regulations to determine the appropriate mining method. The selected mining method for a project will also influence the type of tailings management system the project will employ. For example, at our Kışladağ mine, the low gold grade of the ore body is favourable to bulk tonnage mining methods, leading Eldorado to select heap leaching as the most economic option under existing market conditions. Heap leaching does not produce "tailings" in the traditional sense as once gold is extracted from the leach pad, the remaining waste rock is already stabilized and contained. Conversely, a high-grade ore body such as Olympias is favourable to milling and flotation methods of processing that produce tailings. With these considerations, our engineering and technical teams must then determine the most appropriate way to safely store and manage tailings that may be produced.

When planning and designing a tailings facility, Eldorado is guided by international leading practices that result in the lowest risks to human health and the environment. Our teams work with technical and environmental experts, government authorities and local communities to design and construct tailings management facilities that minimize our impacts and potential impacts.

Eldorado's Engineering, Capital Projects and Technical Services departments are responsible for tailings facility design and construction as well as for determining and developing the physical composition of tailings. Eldorado's COO is responsible for overseeing the operation of tailings management facilities.

Ultimately, Eldorado's President & CEO is responsible for the Company's tailings management practices, and the Sustainability Committee has oversight of tailings management at the Board level.

Implementing Best-available Technologies in Greece

In April 2021, Eldorado received the approval of a modification folder to the Kassandra Mines EIA that enables the Company to construct a dry stack tailings facility at Skouries.

Safely storing dry stack tailings involves constructing facilities that insulate the surrounding environment, preventing tailings from entering or leaching directly into the soil or surrounding water sources. Tailings are then layered and compressed with heavy machinery in order to stabilize the material. Leading facilities, such as Eldorado's Kokkinolakkas Tailings Management Facility at the Kassandra Mines, make use of water-diversion channels, multi-layer liners and advanced 24/7-monitoring technologies to maintain the integrity and stability of tailings materials.



Depositing dry stack tailings at the Kokkinolakkas Tailings Management Facility, Greece

Implementing Leading Practices – Dry Stack Tailings

Tailings are created when mined ore is processed through water-based solutions in order to separate valuable metals from surrounding rock. Once metals are separated and collected, the remaining mixture of water, waste rock and chemicals result in an uneconomic material that must be stored securely.

Typically, tailings are stored in their liquid, or wet form, within purposefully constructed tailings dams. While properly constructed and maintained wet tailings facilities pose few risks, the liquid nature of the tailings means that any failure of the containment structure may result in tailings escaping into the surrounding environment.

An alternative method of tailings management is using dry stack tailings technology. Dry stack tailings are produced by removing most of the water from tailings through filter-press technology. As water is separated from the remaining waste materials from the metallurgical process, a damp, sand-like material is left behind. Water is then recycled for further use in mining operations or treated and discharged into the environment, while tailings are transported and stored in tailings management facilities ("TMFs").

Eldorado currently produces dry stack tailings at our Efemçukuru, Olympias and Stratoni mines (stored at the Kokkinolakkas Tailings Management Facility), and is studying the technology for future use at Lamaque. Kışladağ does not produce tailings.

In Q2 2021, Eldorado received approval from the Greek state to use dry stack tailings at Skouries through an amendment to the Kassandra Mines EIA.


Depositing dry stack tailings at Efemçukuru, Turkey


Water management infrastructure at the Kokkinolakkas Tailings Management Facility, Greece

"Eldorado is an industry leader in using dry stack tailings as a best-available technology. We've deployed dry stack tailings at most of our mines, and pioneered this technology in Turkey and Greece. We're excited to be able to use this technology at Skouries."

Joe Dick
EVP & Chief Operating Officer

Table 23: Total Amount of Rock, Tailings, Overburden and Mineral-processing Waste

	Overburden (t)	Waste rock (t)	Tailings (t)	Mineral-processing waste (t)	2020 Total	2019 Total
Kışladağ	–	23,565,460	–	2,308	23,567,768	6,624,421
Efemçukuru	–	274,538	214,768	452	489,758	735,606
Lamaque	–	320,143	639,800	–	959,943	882,533
Olympias	–	392,177	353,778	–	745,955	445,301
Stratoni & Mavres Petres	–	80,174	161,339	–	241,513	238,037
Tocantinzinho	–	–	–	–	–	–
Certej	–	–	–	–	–	–
Total	**–**	**24,632,492**	**1,369,685**	**2,760**	**26,004,937**	**8,925,898**

Increases in total waste produced at Kışladağ relate to construction and pre-stripping activities to expand the open pit. At Lamaque, increases reflect the sites steady increases in production following the receipt of a permit in March 2020 to allow for up to 2,200 tonnes per day mined from the Triangle deposit.

We also have comprehensive tailings management systems at Efemçukuru, Stratoni and Olympias (the Kokkinolakkas Tailings Management Facility). These include:

- Plans and procedures that identify clear roles, responsibilities and communication channels for personnel responsible for tailings management
- Ongoing training of personnel responsible for tailings management
- Operational controls such as real-time monitoring of tailings facilities, routine inspections, risk assessments and regular maintenance programs
- Emergency preparedness and response plans
- The periodic review of tailings facility design, construction, operation and closure plans to facilitate ongoing relevance and alignment with current best practices
- Oversight from the corporate head office to verify the completion of any updates or corrective actions and to identify opportunities for shared learning across Company operations

Our site teams monitor tailings facilities daily, and every three years, facilities undergo an independent audit conducted by recognized tailings management and dam safety experts. Our most recent external audits conducted at all facilities in 2020 did not identify any major deficiencies in our tailings management practices or significant outstanding risks.

We are further strengthening our management approach by implementing MAC's TSM Tailings Management Protocol, which is based on a "plan, do, check, act" system of continuous improvement.

Table 24: Tailings Management Facilities

Site	Tailings type	Facility construction	Life cycle	Canadian Dam Association Consequence Classification
Kışladağ	Heap leach, waste rock stockpile (dry materials)	n/a – heap leach pad	In operation	n/a
Efemçukuru	Dry stack tailings	Downstream	In operation	Significant
Kokkinolakkas Tailings Management Facility (Olympias and Stratoni)	Dry stack tailings	D/S embankment: Downstream U/S embankment: Centreline	In operation	Significant
Sigma Tailings Storage Facility (Lamaque)	Slurried tailings (alternative methods being considered)	Reinforced rock buttressed upstream	In operation	High
Closed Lamaque Tailings Facility (1)	Settled slurried tailings	Upstream	Closed since 1989	High
Skouries	Dry stack tailings permitted for use	Downstream	Design stage	Significant

For more information on Eldorado's tailings facilities, see our disclosure to the Church of England Pension Board on our website (www.eldoradogold.com/responsibility/our-environment/Tailings-Management/default.aspx).

Tailings and Waste Management

Mining generates various forms of waste, including overburden, waste rock, tailings, slag, mine water, sludge and refuse. The largest portion of waste comprises waste rock, material that is extracted from the mining area in order to access ore and which has no economic value.

We sort and classify all the waste we generate as being either hazardous or non-hazardous, in line with environmental and industrial waste regulations. Eldorado considers the potential environmental impacts of all waste, and stores or disposes of waste accordingly. Depending on the type of waste generated, we develop and implement management programs suitable for minimizing risks to the environment or human health. For example, at Efemçukuru, where waste rock has acid-rock-drainage potential, storage areas are lined, and seepage is collected and treated before disposal. Where waste rock does not pose any toxicity risk, such as at Olympias, it is partially reused for mine backfill.

Waste management activities and objectives represent significant elements of our ISO 14001 Environmental Management Systems. As per local regulations in each of our operating jurisdictions, we record all disposed waste types and quantities in disposal documents that are submitted periodically to host governments. We conduct due diligence on our waste-disposal contractors, and periodically visit disposal and recycling contractors to evaluate their environmental practices.

Note:
(1) Eldorado does not own the Closed Lamaque Tailings Facility. As the facility is located on Eldorado's property, Eldorado monitors the facility in accordance with best practices.

Energy and Climate Change

Climate change is an issue of global concern that has the ability to impact our operations, stakeholders and the communities in which we operate. The ongoing rise in global average temperatures has created, and will continue to create, varying weather patterns that pose risks to all of our stakeholders, from employees exposed to extreme heat to communities subject to drought to investors impacted by flooding in low-lying coastal cities.

As the mining industry is a contributor to GHG emissions and a consumer of resources that can be affected by climate change and climate-related policies, it is incumbent upon Eldorado to take action to reduce GHG emissions and prevent further increases in global average temperatures.

The Effects of Climate Change

The effects of rising global temperatures vary by region, resulting in the desertification of certain areas while simultaneously causing increased precipitation and flooding in others. As Eldorado's operations are situated in geographically disparate areas, the effects of climate change vary by location, but all of our operations and stakeholders are exposed to climate change risks. Climate change may affect many aspects of ecological and socio-economic life related both directly and indirectly to mining.

According to the UN SDGs, the effects of climate change include changing weather patterns, rising sea levels, and the increased frequency and intensity of extreme weather events such as floods, droughts, hurricanes, heat waves, tornados and wildfires.

Eldorado recognizes that climate change may have diverse impacts, and is seeking to better assess these impacts in relation to its business through climate-scenario analyses in 2021.

Rising Temperatures

Rising temperatures pose significant risks to workers, infrastructure and equipment, and may result in increased operating costs. Regions at risk of extreme heat, such as Uşak Province (Kışladağ, Turkey), Halkidiki (Kassandra Mines, Greece) and Parà State (Tocantinzinho, Brazil), may require more energy for cooling, while equipment malfunctions may increase in frequency. As the number of warm weather days per year increases, both the intensity and duration of heat poses financial and safety risks. Heat-related health risks, such as heat exhaustion or exposure to hot climate diseases, such as yellow fever and the zika virus, are particularly salient to our Brazilian sites, and we consider heat-related health risks within our larger health and safety protocols.

Longer summer seasons may, however, offer a positive opportunity for Eldorado's Canadian asset (Lamaque) by reducing safety and equipment risks associated with cold winter temperatures, while also reducing energy costs attributable to heating.

Energy and Carbon Reduction Targets

In 2020, Eldorado began developing an energy and carbon management system aligned with MAC's TSM and a requirement of our SIMS. We conducted energy-efficiency reviews for four operating sites (Kışladağ, Efemçukuru, Olympias and Stratoni), and established global governance over Eldorado's energy and carbon performance led by a group of Eldorado's senior management. We continue to work to identify opportunities for energy efficiency and GHG reductions, and have committed to establishing targets for GHG reductions.

Precipitation

Regions that may experience increases in precipitation, such as the Halkidiki region of northern Greece and Pará State in Brazil, are subject to greater risks of flooding and infrastructure damage. Tailings dams, mine pits and shafts, roadways, leach pads and processing equipment are at risk of damage due to heavy rainfall and flooding, potentially culminating with significant environmental contamination in the event of a tailings dam breach or overflow. Roadways washed out by flooding may result in disruptions to worker and supply transportation and cause operational disruptions as a result. Investments in flood-prevention infrastructure and equipment may be necessary. Flooding can also negatively affect local communities and suppliers, meaning that our stakeholders may require our emergency response assistance.

Both flooding and droughts have the ability to impact our stakeholders – especially communities that rely on agriculture as a source of economic activity. Droughts, in combination with warmer temperatures, also increase the probability of wildfires. As precipitation patterns become more extreme, sites such as Kışladağ are exposed to greater risks due to their already-arid locations. However, variations in precipitation within our operation regions may be increasing, meaning that rainy seasons become more flood-prone, while dry seasons are simultaneously at greater risk of featuring drought and wildfires. Ensuring we do our part to use water responsibly is an important way we respect our neighbours and continue to work towards sustainable development. You can read more about our water-usage practices on page 77.

Regulation

As governments and societies respond to climate change, more jurisdictions are implementing policies intended to reduce GHG emissions. Many of the countries in which Eldorado operates have signed the 2015 Paris Climate Agreement and are therefore seeking to reduce GHG emissions with the goal of preventing the global average temperature from rising above 2 degrees centigrade. Governments may also enact other regulatory measures designed to incentivize energy efficiency, water conservation or other methods of environmental protection, potentially increasing operating costs.

Eldorado believes that consistent and clear regulation has a role to play in addressing climate change solutions, while individual actors responsible for GHG emissions should work together to advance new technologies that help lower GHG emissions and contribute to sustainable development.

Greenhouse Gas Emissions

GHG emissions are the key driver of human-triggered climate change. As a large portion of our operations rely on fossil-fuel-generated energy, Eldorado is a contributor to global GHG emissions. As we work to reduce our GHG emissions, we are also motivated by the contributions our products make to green technologies around the world.

Net-Zero Emissions from Exploration at Lamaque

In 2020, our Lamaque team committed to net-zero GHG emissions for exploration activities, including activities going back to Eldorado's acquisition of the project in 2017. As the team works to compensate for the estimated 11,000 tCO2e generated from 2017 to 2025, Lamaque will seek to invest in community greening projects, offset projects such as tree planting, and research and development for carbon-friendly exploration drilling.

Reducing Energy and GHG Emissions at Efemçukuru

As part of Efemçukuru's strong culture of continuous improvement, site teams have been working to improve the site's energy efficiency and mitigate GHG emissions. Since 2018, the site has reduced its GHG emissions by over 3,000 tCO2e, and reduced electricity consumption by over 7,000,000 Kwh. In addition to a commitment to operating efficiency, infrastructure such as ventilation on demand has allowed the site to effectively manage its energy consumption. With the commissioning of additional flotation columns in 2020, Efemçukuru will be able to produce a higher grade gold concentrate that has the ability to reduce GHG emissions associated with shipping and refining downstream.

According to GRI requirements for measuring carbon dioxide-emission equivalents, we classify our GHG emissions as follows:

	Scope 1 (direct) emissions	Scope 2 (indirect) emissions	Scope 3 emissions
Scope definition	GHG emissions produced by the combustion of energy sources that are owned or controlled by Eldorado	GHG emissions from the consumption of purchased electricity	GHG emissions produced by third parties from which Eldorado has purchased a service
How we generate these emissions	The majority of our Scope 1 emissions are attributable to diesel consumption by our fleet vehicles	Our Scope 2 emissions are primarily generated by energy we buy from public energy grids that rely on a number of fuel sources (natural gas, coal, hydroelectricity, etc.) for energy production	Scope 3 emissions attributable to air travel, electricity transmission and distribution, and well-to-tank emissions attributable to electricity generation, transmission and distribution. This also includes emissions through the upstream and downstream supply chain

Currently, none of Eldorado's operating sites are covered under an emissions-limiting-regulation program or a government program that is directly intended to reduce emissions. Although the province of Québec has such regulations, Eldorado's Lamaque mine does not produce sufficient emissions to be subject to the program. None of Eldorado's Scope 1 emissions are covered under emissions-limiting regulations or similar programs.

Table 25: Greenhouse Gas Emissions (tCO2e)

Year	Scope 1	Scope 2	Total Scope 1 and Scope 2	Scope 3
2020	**89,831**	**125,470**	**215,301**	**44,065**
2019	53,773	112,439	**166,212**	58,039
2018	44,687	98,184	**142,871**	34,028

Our calculated GHG emissions are attributable to all of Eldorado's operating mines and construction and development projects, with the exception of Perama Hill (no on-site activity).

For more detailed information on our energy use, energy efficiency, emissions and air quality, see our annual responses to the CDP's Climate Change Survey, available on the CDP website (www.cdp.net).

Table 26: Scope 1: Greenhouse Gas Emissions by Site [1]

Sites	Diesel (mobile equipment) (tCO2e)	Diesel (stationary equipment) (tCO2e)	Gasoline (mobile equipment) (tCO2e)	LPG (tCO2e)	Lubricant oil (tCO2e)	Natural gas (tCO2e)	2020 Total by site (tCO2e)	2019 Total	2018 Total
Kışladağ	58,541	57	-	-	-	1,009	59,608	29,385	23,992
Efemçukuru	6,662	60	-	-	-	-	6,723	6,899	6,619
Lamaque	9,400	-	79	43	-	3,097	12,621	10,076	6,098
Olympias	6,333	257	2	-	-	-	6,593	3,423	3,580
Stratoni & Mavres Petres	3,569	38	11	-	-	-	3,619	2,971	2,755
Skouries	101	16	2	-	-	-	121	85	347
Tocantinzinho	46.72	182	25	-	-	2	257	351	337
Certej	240	15	10	-	-	20	287	343	732
2020 Total by fuel	**84,894**	**629**	**132**	**1,562**	**-**	**4,129**	**89,831**	**53,773**	**44,686**

2020 fuel consumption increased by 37% across projects and operations compared to 2019. This increase was primarily due to growth in mining and construction activity at Kışladağ, including waste-stripping activities that rely on diesel-powered haul equipment. Increased mine development and production at Olympias also contributed to a rise in energy consumption. As waste-stripped activities continue at Kışladağ, diesel consumption and associated GHG emissions are expected to remain elevated. In addition to diesel haul trucks, Kışladağ utilizes two LNG-powered haul trucks, which work to mitigate diesel consumption and Scope 1 GHG emissions.

Table 27: Scope 2: Greenhouse Gas Emissions by Site [1]

Sites	Purchased electricity (MWh)	Produced electricity (MWh)	Purchased electricity (GJ)	2020 Tonnes CO2e Total	2019 Tonnes CO2e Total	2018 Tonnes CO2e Total
Kışladağ	98,956	-	356,240	45,915	34,793	24,864
Efemçukuru	51,008	-	183,629	23,668	25,965	26,596
Lamaque	59,573	-	214,461	36	35	12
Olympias	62,597	-	225,350	38,935	33,532	29,835
Stratoni & Mavres Petres	24,330	-	87,587	15,133	16,286	14,947
Skouries	2,679	-	9,643	1,666	1,693	1,772
Tocantinzinho	-	136	-	-	-	-
Certej	230	-	829	117	136	159
Total	**299,372**	**136**	**1,077,739**	**125,470**	**112,439**	**98,184**

All of Eldorado's operating mines are connected to national grids that supply electricity with varying emissions intensities based on energy source.

Increased mining and construction activity as well as increased solution pumped through the leach pad resulted in increased energy consumption and Scope 2 GHG emissions at Kışladağ year over year.

Note:
(1) 2019 and 2018 figures include the Vila Nova Mine, which was sold in 2020.

Eldorado's Lamaque mine, which is connected to Québec's hydroelectric grid energy, produced 36 tonnes of CO2e in 2020. Lamaque continues to perform among the lowest GHG emissions per ounce gold mines in operation across the globe.

Climate Mitigation and Adaptation during Exploration

At Lamaque, our exploration teams rely on cold temperatures to freeze the ground and provide access for drilling equipment. As winter temperatures are increasingly mild, frozen ground has become less common.

Our Québec exploration teams have adapted to this change by using wooden platforms to move machinery over soft or partially frozen ground. This mitigates impacts to unfrozen vegetation and soil while managing safety risks.

In combination with Lamaque's commitment to net-zero for exploration activities, innovative adaptation methods are a central piece to managing risks related to climate change.


Exploration crews at Lamaque, Canada

Table 28: Emissions Efficiency

Sites	Scope 1 and Scope 2 greenhouse gas emissions (tCO2e)	tCO2e/oz Au produced	tCO2e/Tonnes milled	tCO2e/USD$ million revenue
Kışladağ	105,524	0.465	0.008	261.3
Efemçukuru	30,319	0.303	0.057	170.1
Lamaque	12,658	0.087	0.019	49.4
Olympias (1)	45,528	0.779	0.102	295.6
2020 Total	**194,029**	**0.366**	**0.014**	**189.1**

Note:
(1) Olympias also produces silver, lead and zinc. Total metal revenues are included for emissions-efficiency calculations.

Energy

Although our stakeholders did not identify energy use as a material topic, energy use represents a significant proportion of our operating costs and is responsible for the vast majority of the GHG emissions produced by our operations. Our energy consumption is also the primary determinant of our ability to contribute to global climate change goals.

We source our energy mainly from fossil fuels such as diesel, liquefied petroleum gas ("LPG"), gasoline and natural gas as well as electricity. Our heavy-vehicle fleet, portable light towers and emergency backup generators operate on diesel fuel, while our light-vehicle fleet uses LPG and gasoline. Electricity is primarily used by our electric excavators as well as for mining and milling operations. We also use some natural gas for building heating. Electricity is primarily sourced from national grids, though the Skouries and Tocantinzinho projects will continue to use diesel generators until the construction of site transmission lines and transformers is complete.

Energy Sources (gj)


Solar: 0.95% (22,645)
Wind: 1.05% (25,097)
Hydro: 9.98% (237,397)
Biomass: 0.12% (2,839)
Diesel (mobile equipment): 50.82% (1,209,559)
Non-renewable Electricity: 33.17% (789,310)
Diesel (stationary equipment): 0.38% (8,959)
Natural gas: 3.40% (80,810)

In 2020, renewable energy accounted for 13% of Eldorado's total energy consumption. While the Lamaque mine is able to access grid electricity provided by Hydro Québec, which produces hydroelectricity, access to renewable sources of energy is limited in our other operating jurisdictions. Through the ongoing development of Eldorado's energy management program, we continue to investigate opportunities to use energy more efficiently, reduce energy consumption and reduce our GHG emissions.

Water and Air

Access to water is critical to our mining operations and the communities in which we operate. Clean and readily available water is vital to human life as well as the well-being of ecosystems and agriculture that support sustainable development. Given water's vital importance, access to water can be an issue for communities near our sites. Using water responsibly is a key area of focus for Eldorado's operations, and it is essential to our environmental stewardship and relationships with local stakeholders.

Water Use at Our Mines

Availability and access to water is critical for our mining operations. We use water for mineral processing, dust suppression, slurry transport and personal consumption, and so the responsible management of water resources is essential to our long-term sustainable development. Effective water management and recycling practices help limit our reliance on water sources, and effective governance ensures that water discharges fall within the parameters of our permits and licences. While we do not set quantitative targets regarding water consumption, we strictly control water use across all of our sites, and each operation has implemented practices that reduce, reuse and recycle water.

Water use is continuously monitored using flow meters, and we regularly take water-quality samples from groundwater and surface water sources within and around our sites. We compare water-quality results with the limit values set out in pertinent regulations and our operating permits, and we share these detailed results with regulators and government, typically on a quarterly basis.

Water availability varies by site. At Stratoni, Olympias and Skouries in Greece, groundwater flowing into our underground mines provides the majority of water we require to operate, with small additional volumes collected via rainwater and municipal supplies. For our operations that have limited access to water, such as Kışladağ in Turkey, we have implemented an extensive water-conservation and water-recycling program to reduce our need to withdraw water. The Kışladağ water-treatment plant treats up to 16,000 m^3 of surface water per day from the waste rock dump and groundwater from the open pit.


Ore Processing
Water Treatment Plant
2. WATER USE
drilling
ore processing
dust suppression
3. WATER TREATMENT
wastewater treatment paonds
water treatment plant a
Evaporation
Dust Suppression
Open Pit
Mill/Processing Planat
Precipitation
Water Treatment Plant
4. WATER OUTPUTS
evaporation
water diversion of non-contaminated watear
releases to aquatic environment
1. WATER INPUTS
precipitation
surface water
groundwater
municipal water
Water Storage Pond
River/Lake
Groundwater
Drilling – Water Recirculated
Release to Aquatic Environment

Recycled water makes up the majority of our water use, particularly at those sites where we have zero water-discharge requirements, such as Skouries. Recycled water is used for mineral processing, dust suppression and slurry transport as well as throughout our leach pad areas and adsorption, desorption, recovery ("ADR") carbon plants.

All water that comes into contact with our sites is treated and tested before being used or discharged back into the environment (e.g. rivers, lakes and reinjection into groundwater) where regulations allow.

Site water-treatment plants operate continuously year-round to reduce our reliance on external water sources. Kışladağ uses a leach pad to extract gold from ore; it treats and circulates approximately 50,000 litres of water per minute through a closed system, with minor losses attributable to evaporation.

Other sites, like Skouries, will not allow any contact water to be discharged openly back into the environment. Instead, we use water-diversion channels to redirect surface water flows away from the site, and any precipitation or surface water that enters the site is captured, stored, reused and/or evaporated.

For more detailed information on Eldorado's water use and management practices, see our annual responses to the CDP's Water Survey, available on the CDP website (www.cdp.net).

Table 29: Water Recycled and Reused (thousands m^3)

Sites	Water processed by Company water treatment plants	Water recycled and reused	Water recycled and reused (as % of total water use)
Kışladağ	907	22,126	97
Efemçukuru	2,231	614	27
Lamaque	–	686	37
Olympias	3,797	822	18
Stratoni & Mavres Petres	4,380	1,109	18
Skouries	–	699	50
Tocantinzinho	–	–	–
Certej	–	–	2
2020 Total	**11,315**	**24,947**	**67**
2019 Total	**10,264**	**28,718**	**72**
2018 Total	**8,520**	**30,613**	**78**

Table 30: Total Water Withdrawals (thousands m³)

Sites	Brackish surface water/ seawater	Fresh surface water	Groundwater: non-renewable	Groundwater: renewable	Municipal supply	Rainwater	Wastewater from another organization	Total
Kışladağ	–	–	–	570	–	–	–	570
Efemçukuru	–	–	–	1,619	–	–	–	1,619
Lamaque	–	–	–	1,132	49	–	–	1,181
Olympias	–	–	–	3,812	–	–	–	3,812
Stratoni & Mavres Petres	–	–	–	4,906	10	–	–	4,916
Skouries	–	–	–	701	–	–	–	701
Tocantinzinho	–	–	–	3	–	–	–	3
Certej	–	–	–	–	–	–	–	–
2020 Total	**–**	**–**	**–**	**12,743**	**59**	**–**	**–**	**12,802**
2019 Total	**–**	**–**	**–**	**11,143**	**79**	**–**	**–**	**11,222**
2018 Total	**–**	**–**	**–**	**8,626**	**11**	**–**	**–**	**8,637**

Table 31: Total Water Consumption (thousands of m³)

Sites	Water consumption
Kışladağ	570
Efemçukuru	1,619
Lamaque	243
Olympias	92
Stratoni & Mavres Petres	786
Skouries	701
Tocantinzinho	3
Certej	–
2020 Total	**4,014**
2019 Total	**5,329**
2018 Total	**2,793**

Table 32: Water Efficiency (thousands m³)

Sites	Water withdrawals/oz Au produced	Water withdrawals/ tonnes processed	Water withdrawals/ revenue (USD$ millions)
Kışladağ	0.002	0.00004	2.9
Efemçukuru	0.016	0.0031	9.1
Lamaque	0.0081	0.0018	4.6
Olympias [1]	0.065	0.0085	26.2
2020 Total	**0.013**	**0.0005**	**7**

Table 33: Water Withdrawal and Consumption by Water-stressed Areas (000 m³) [2]

Sites	Water stress level	Fresh water withdrawn	Fresh water consumed
Kışladağ	High (40–80%)	570	570
Efemçukuru	High (40–80%)	1,619	1,619
Lamaque	Low (<10%)	1,181	243
Olympias	Medium to high (20–40%)	3,812	92
Stratoni & Mavres Petres	Medium to high (20–40%)	4,916	786
Skouries	Medium to high (20–40%)	701	701
Perama Hill & Sapes	Medium to high (20–40%)	–	–
Tocantinzinho	Low (<10%)	3	3
Certej	Low (<10%)	–	–
2020 Total	**n/a**	**12,802**	**4,014**
2019 Total	**n/a**	**11,222**	**5,329**
2018 Total	**n/a**	**8,637**	**2,793**

We work to manage our water consumption and impacts on water supplies everywhere we operate. Some regions where we operate, including Turkey, are more prone to water stress, and we must work carefully to manage water as a shared resource. In regions such as Greece, water stress can be accompanied by periods of increased precipitation.

Eldorado's SIMS Water Stewardship Standard provides a set of minimum performance requirements for Eldorado's water management practices. SIMS Standards address how we seek to use and consume water, how we safely store and manage water that comes into contact with our operations, and how Eldorado seeks to discharge water that is no longer needed for mining purposes back into the environment. Through SIMS, we emphasize the importance of water as a shared resource upon which we all rely.

Air and Dust

We recognize the impacts of air pollution and dust to our workforce, surrounding communities and the environment, and actively work to manage pollution and dust at our operating sites.

Within SIMS, we have established standards for monitoring and measuring particulate matter in the air around our sites.

We also work to conduct operations in a way that reduces the impacts of air pollution and dust on local communities and the environment.

Notes:
(1) Olympias also produces silver, lead and zinc. Total metal revenues are included for emissions-efficiency and water-efficiency calculations.
(2) Water stress is assessed using World Resource Institute data: https://www.wri.org/aqueduct/data.

Biodiversity and Reclamation

In order to operate our business, contribute to the sustainable development of local communities and host countries, and produce materials that advance green technologies around the globe, we disturb land at our project sites to construct and operate our mines. Land disturbance is a significant impact on local environments and local communities, so we design and construct our projects to minimize land disturbance while prioritizing a safe working environment for our employees and contractors.

Although we have impacts on local environments due to land disturbance, many of these impacts can be reversed through environmental reclamation practices such as deconstructing no longer needed facilities, treating contaminated soil and revegetating areas where trees and/or other plants were removed.

We also monitor potential contamination associated with acid rock drainage at each of our sites, and where necessary, develop mitigation plans to protect surrounding environments.

We reclaim land on an ongoing basis at all of our operations, meaning that once land is no longer needed, we begin restoring it. At some sites, such as Olympias, we are currently working to reclaim land that was left disturbed by previous operators. We also work to restore parks, marine environments and other environmentally damaged areas surrounding our operations.

Our environment teams at each site conduct reclamation activities, which are overseen by site General Managers. Eldorado's EVP & COO is responsible for the reclamation of disturbed land.

Ultimately, Eldorado's President & CEO is responsible for advancing environmental reclamation, and these activities are overseen by the Sustainability Committee at the Board level.

Protecting Biodiversity at Efemçukuru

At Efemçukuru, we work to protect local biodiversity while providing economic opportunities for local communities. In addition to the vineyards, olive trees and bee-keeping work done by Tüprag Agriculture, in 2020, Efemçukuru began constructing a botanical park comprising 54 endemic plant species. In partnership with the Aegean Gene Bank and a specialized landscaping company, Efemçukuru has constructed a park over 500 m² that allows our workforce, visitors and local communities to enjoy the biodiversity of the local area while acting as an example of how responsible mining can support environmental well-being.


TÜPRAG
Efemçukuru, Turkey


TÜPRA
Kışladağ, Turkey

Table 34: Total Amount of Land Disturbed and Restored

2020	Total land disturbed and not yet rehabilitated (ha) *Opening balance*	Total amount of land newly disturbed within the reporting period (ha)	Total amount of land newly rehabilitated within the reporting period to the agreed end use (ha)	Total land disturbed and not yet rehabilitated (ha) *Closing balance*
Kışladağ	789.2	–	8	781.2
Efemçukuru	36.4	–	–	36.4
Lamaque	270	1	–	271
Olympias	25	–	1.5	23.5
Stratoni & Mavres Petres	61.8	–	0.4	61.4
Skouries	146.1	–	–	146.1
Tocantinzinho	316	–	–	316
Certej	17.4	0.4	0.1	17.8
Total	**1,661.9**	**1.4**	**10**	**1,653.4**

We work to advance reclamation work in parallel to mining activities when possible. In Greece, our reclamation of historic mining areas operated by previous owners is supported by Hellas Gold's 15-hectare nursery that grows over 250 species of plants. The Kışladağ Nursery serves a similar function in Turkey, where we are working to reclaim waste-rock areas progressively. Everywhere we operate, we believe in mitigating land disturbance and reclaiming land once it is no longer needed for mining purposes.

Table 35: Acid Rock Drainage Risks and Mitigation

Site	Is ARD predicted to occur?	How is ARD mitigated?	Is ARD under treatment or remediation?
Kışladağ	Yes	Storing or covering sulfite-bearing minerals to prevent oxidation	Yes
Efemçukuru	No	n/a (no ARD risk)	No
Olympias	Yes	Flood prevention and mine sealing	Yes
Stratoni & Mavres Petres	Yes	Flood prevention and mine sealing	Yes
Skouries	No	n/a (no ARD risk)	No
Tocantinzinho	No	n/a (no ARD risk)	No
Certej	Yes	n/a (project not constructed)	No

Acid rock drainage ("ARD") is a common phenomenon in the mining industry, as material that was previously buried below layers of soil and rock is exposed to air and water on the earth's surface. The result is a chemical reaction that may cause substances to leach from the rock and into the environment. To mitigate against the impacts of ARD, we work to manage water flows through known areas that may produce ARD. We also rely on covering and sealing ARD-generating materials in designated storage areas to mitigate the risks posed to the surrounding environment. Managing and mitigating ARD is an important part of our mine plans and closure plans, and is addressed within SIMS.


Efemçukuru, Turkey


Lamaque, Canada

Mineral Reserves as of September 30, 2020

Project	Proven Mineral Reserves			Probable Mineral Reserves			Total Proven & Probable		
Gold	Tonnes (x1000)	g/t	In-situ oz (x1000)	Tonnes (x1000)	g/t	In-situ oz (x1000)	Tonnes (x1000)	g/t	In-situ oz (x1000)
Certej	22,788	1.93	1,414	21,500	1.43	988	44,288	1.69	2,402
Efemçukuru	2,012	6.30	407	1,155	5.54	206	3,167	6.02	613
Kişladağ	194,314	0.70	4,352	13,236	0.54	228	207,550	0.69	4,580
Lamaque	425	5.23	71	4,569	6.91	1,015	4,994	6.76	1,086
Olympias	1,515	10.14	494	8,734	6.26	1,758	10,249	6.83	2,252
Perama	3,088	4.03	400	9,410	2.81	850	12,498	3.11	1,250
Skouries	75,804	0.87	2,132	81,862	0.62	1,641	157,666	0.74	3,773
Tocantinzinho	17,007	1.52	831	21,898	1.35	950	38,905	1.42	1,781
Total gold	**316,953**	**0.99**	**10,101**	**162,364**	**1.46**	**7,636**	**479,317**	**1.15**	**17,737**
Silver									
Certej	22,788	10	7,004	21,500	12	8,551	44,288	11	15,555
Olympias	1,515	159	7,745	8,734	119	33,416	10,249	125	41,161
Perama	3,088	4	403	9,410	8	2,277	12,498	7	2,680
Stratoni	0	0	0	560	148	2,665	560	148	2,665
Total silver	**27,391**	**17**	**15,152**	**40,204**	**36**	**46,909**	**67,595**	**29**	**62,061**
Copper	Tonnes (x1000)	%	In-situ t (x1000)	Tonnes (x1000)	%	In-situ t (x1000)	Tonnes (x1000)	%	In-situ t (x1000)
Skouries	75,804	0.52	393	81,862	0.47	386	157,666	0.49	779
Total copper	**75,804**	**0.52**	**393**	**81,862**	**0.47**	**386**	**157,666**	**0.49**	**779**
Lead									
Olympias	1,515	5.1	77	8,734	4.0	349	10,249	4.2	426
Stratoni	0	0.0	0	560	6.1	34	560	6.1	34
Total lead	**1,515**	**5.1**	**77**	**9,294**	**4.1**	**383**	**10,809**	**4.3**	**460**
Zinc									
Olympias	1,515	5.8	88	8,734	5.1	445	10,249	5.2	533
Stratoni	0	0.0	0	560	9.2	52	560	9.2	52
Total zinc	**1,515**	**5.8**	**88**	**9,294**	**5.3**	**497**	**10,809**	**5.4**	**585**

Notes on Mineral Reserves and Resources

1. Mineral reserves and mineral resources are as of September 30, 2020.
2. The mineral resources and mineral reserves were classified using logic consistent with the CIM Definition Standards for Mineral Resources & Mineral Reserves (2014) incorporated, by reference, into National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101).
3. Mineral reserves are included in the mineral resources.
4. The mineral reserves and mineral resources are disclosed on a total project basis.

Mineral Reserve Notes

1. **Long Term Metal Price assumptions:** Gold = $1,300/oz; Silver = $16.00/oz; Copper = $2.75/lb; Pb price = $2,000/t and Zn price = $2,200/t.
2. **Cut-off grades:** Kişladağ: 0.18 g/t Au Recoverable which is equivalent to approximately $7.30/t NSR; Efemçukuru: 3.52 g/t (long hole stoping), 3.67 g/t (drift and fill); Lamaque: 4.45 g/t Au; Perama Hill: 0.73 g/t Au; Tocantinzinho: 0.365 g/t Au; Skouries: $9.47/t NSR (open pit), $33.33/t NSR (underground); Olympias: $182.5/t NSR (drift and fill), $166.4/t NSR (long hole stoping); Stratoni: $273.4/t NSR; Certej: 0.90 g/t Au Equivalent grade (=Au(g/t)+Ag(g/t)*0.0121).
3. **Qualified Persons:** Richard Miller, P.Eng., Director, Mine Engineering (Open Pit) for the Company, is responsible for the Skouries (open pit), Kişladaj and Perama Hill mineral reserves; John Nilsson, P.Eng., of Nilsson Mine Services, is responsible for the Certej and Tocantinzinho mineral reserves; Colm Keogh, P.Eng., Manager, Operations Support for the Company, is responsible for the Skouries (underground) mineral reserves; Imola Götz, P.Eng., Manager, Mine Engineering (Underground) for the Company, is responsible for the Efemçukuru, Olympias, Stratoni, and Lamaque mineral reserves.

Mineral Resources as of September 30, 2020

Project	Measured Resources			Indicated Resources			Total Measured & Indicated			Inferred Resources		
Gold	Tonnes (x1000)	g/t	In-situ oz (x1000)	Tonnes (x1000)	g/t	In-situ oz (x1000)	Tonnes (x1000)	g/t	In-situ oz (x1000)	Tonnes (x1000)	g/t	In-situ oz (x1000)
Bolcana	0	0.00	0	0	0.00	0	0	0.00	0	381,000	0.53	6,492
Certej	29,300	1.73	1,626	58,653	1.17	2,203	87,953	1.35	3,829	842	0.86	23
Efemçukuru	2,675	7.02	604	1,660	6.31	337	4,335	6.75	941	4,919	5.95	941
Kışladağ	328,500	0.61	6,476	45,274	0.50	721	373,774	0.60	7,197	7,543	0.44	107
Lamaque	464	7.15	107	6,654	8.01	1,714	7,118	7.96	1,821	9,280	6.95	2,074
Olympias	2,610	10.48	879	10,853	7.49	2,614	13,463	8.07	3,493	2,032	8.60	562
Perama Hill	3,093	4.15	412	10,973	2.73	962	14,066	3.04	1,374	1,182	1.64	62
Perama South	0	0.00	0	0	0.00	0	0	0.00	0	14,870	1.52	728
Piavitsa	0	0.00	0	0	0.00	0	0	0.00	0	6,613	4.82	1,025
Sapes	0	0.00	0	0	0.00	0	0	0.00	0	3,434	7.43	820
Skouries	90,714	0.85	2,479	149,260	0.53	2,551	239,974	0.65	5,030	67,657	0.37	814
Tocantinzinho	17,529	1.51	849	28,486	1.29	1,180	46,015	1.37	2,029	600	0.90	17
Total gold	**474,885**	**0.88**	**13,432**	**311,813**	**1.23**	**12,282**	**786,698**	**1.02**	**25,714**	**499,972**	**0.85**	**13,665**
Silver												
Certej	29,300	9	8,111	58,653	10	18,103	87,953	9	26,214	842	4	110
Olympias	2,610	148	12,419	10,853	144	50,246	13,463	145	62,665	2,032	188	12,282
Perama Hill	3,093	4	415	10,973	7	2,579	14,066	7	2,994	1,182	2	93
Piavitsa	0	0	0	0	0	0	0	0	0	6,613	54	11,389
Stratoni	0	0	0	937	159	4,790	937	159	4,790	1,147	188	6,933
Total silver	**35,003**	**19**	**20,945**	**81,416**	**29**	**75,718**	**116,419**	**26**	**96,663**	**11,816**	**81**	**30,807**
Copper	Tonnes (x1000)	%	In-situ t (x1000)	Tonnes (x1000)	%	In-situ t (x1000)	Tonnes (x1000)	%	In-situ t (x1000)	Tonnes (x1000)	%	In-situ t (x1000)
Bolcana	0	0.00	0	0	0.00	0	0	0.00	0	381,000	0.18	686
Skouries	90,714	0.51	466	149,260	0.44	652	239,974	0.47	1,118	67,657	0.40	267
Total copper	**90,714**	**0.51**	**466**	**149,260**	**0.44**	**652**	**239,974**	**0.47**	**1,118**	**448,657**	**0.21**	**953**
Lead												
Olympias	2,610	4.8	125	10,853	4.8	521	13,463	4.8	646	2,032	6.2	126
Stratoni	0	0.0	0	937	6.5	61	937	6.5	61	1,147	6.6	76
Total lead	**2,610**	**4.8**	**125**	**11,790**	**4.9**	**582**	**14,400**	**4.9**	**707**	**3,179**	**6.3**	**202**
Zinc												
Olympias	2,610	5.7	149	10,853	6.5	705	13,463	6.3	854	2,032	7.3	148
Stratoni	0	0.0	0	937	9.5	89	937	9.5	89	1,147	9.3	107
Total zinc	**2,610**	**5.7**	**149**	**11,790**	**6.7**	**794**	**14,400**	**6.6**	**943**	**3,179**	**8.0**	**255**

Mineral Resource Notes

1. **Mineral Resource Reporting and demonstration of Reasonable Prospects for Eventual Economic Extraction:** The mineral resources used a long term look gold metal price of $1,800/oz for the determination of resource cut-off grades or values. This guided execution of the next step where constraining surfaces or volumes were created to control resource reporting. Open pit-only projects (Kışladağ, Perama Hill, Perama South, Tocantinzinho and Certej) used pit shells created with the long term gold price to constrain reportable model blocks. Underground resources were constrained by 3D volumes whose design was guided by the reporting cut-off grade or value, contiguous areas of mineralization and mineability. Only material internal to these volumes were eligible for reporting. Projects with both open pit and underground resources have the open pit resources constrained by either the permit (Skouries) or by an OP/UG economic crossover surface (Bolcana), and underground resources constrained by a reporting shape.

2. **Cut-off grades:** Kışladağ: 0.25 g/t; Efemçukuru: 2.5 g/t Au; Lamaque: 3.0 g/t Au; Perama and Perama South: 0.50 g/t Au; Tocantinzinho: 0.30 g/t Au; Certej: 0.60 g/t Au; Skouries: 0.30 g/t Au Equivalent grade (open pit), 0.70 g/t Au Equivalent grade (underground) (=Au g/t + 1.25*Cu(%)); Olympias: $125/t NSR; Piavitsa: 4.0 g/t Au; Sapes: 2.5 g/t Au (underground), 1.0 g/t Au (open pit); Bolcana: 0.30 g/t Au Equivalent grade (open pit), 0.65 g/t Au Equivalent grade (underground) (=Au g/t + 1.27*Cu(%)); Stratoni: $200/t NSR

2. **Qualified Persons:** Ertan Uludag, P.Geo., Manager, Resource Geology for the Company, is responsible for the Efemçukuru, Olympias, Stratoni, Lamaque and Bolcana mineral resources; Stephen Juras, Ph.D., P.Geo., Director, Technical Services for the Company, is responsible for the Kışladağ, Certej, Skouries and Perama Hill mineral resources; Rafael Jaude Gradim, P. Geo., Manager, Corporate Development – Technical Evaluations for the Company, is responsible for the Tocantinzinho mineral resources; Sean McKinley, P.Geo., Senior Geologist, Resource Development for the Company, is responsible for the Sapes, Piavitsa and Perama South mineral resources.

GRI Content Index

Eldorado is aligning it's sustainability disclosure practices with the Sustainability Accounting Standards Board ("SASB") reporting standards. Reporting metrics aligned with SASB are noted throughout this index.

GRI 102: General Disclosures 2016

General standard disclosures	Description of indicator	Page number	Chapter, link or location of information	UNGC principle	Sustainable Development Goals
Organizational Profile					
GRI 102-1	Name of the organization	Internal front cover ("IFC")			
GRI 102-2	Activities, brands, products and services	1, 6–8, 56–58	Eldorado at a Glance, Responsibly Produced Products		
GRI 102-3	Location of headquarters	1, 16–17	Eldorado at a Glance, Where We Operate		
GRI 102-4	Location of operations	1, 16–22	Eldorado at a Glance, Where We Operate		
GRI 102-5	Ownership and legal form	1	Eldorado at a Glance		
GRI 102-6	Markets served	16–22	Where We Operate		
GRI 102-7	Scale of the organization	1, 13–22	Eldorado at a Glance, Where We Operate		
GRI 102-8 SASB EM-MM 000.B	Information on employees and other workers	26–41	Safe, Inclusive and Innovative Operations	3, 4, 6	5, 8
GRI 102-9	Supply chain	13–22, 56–58	Responsibly Creating Value throughout the Mining Life Cycle, Responsibly Produced Products	2, 3, 4, 5, 6	
GRI 102-10	Significant changes to the organization and its supply chain	2–5	Message from the President & CEO, Letter from the Chair of the Sustainability Committee		
GRI 102-11	Precautionary principle or approach	–	We recognize there are environmental and social impacts from our operations. Eldorado Gold is committed to using a precautionary approach throughout the lives of our mines, and before any activities commence we assess the potential environmental and social impacts, and evaluate how to avoid, control, or mitigate potential impacts.	7	
GRI 102-12	External initiatives	7–8	Our Sustainability Framework	1, 2	
GRI 102-13	Memberships of associations	8	Our Sustainability Framework		
Strategy					
GRI 102-14	Statement from senior decision-maker	2–5	Message from the President & CEO, Letter from the Chair of the Sustainability Committee		
GRI 102-15	Key impacts, risks and opportunities	6–15	Responsibly Creating Value throughout the Mining Life Cycle, Materiality, Our Performance Targets		
Ethics and Integrity					
GRI 102-16	Values, principles, standards and norms of behaviour	6–7, 46, 56–58	Our Approach to Responsible Mining, Corporate Governance and Transparency, Responsibly Produced Products www.eldoradogold.com/about-us/governance/default.aspx		
GRI 102-17	Mechanisms for advice and concerns about ethics	46	Complaints and Grievances; also see Eldorado's Code of Business Conduct and Ethics: www.eldoradogold.com/about-us/governance/default.aspx		

General standard disclosures	Description of indicator	Page number	Chapter, link or location of information	UNGC principle	Sustainable Development Goals
Governance					
GRI 102-18	Governance structure	56–60	Responsibly Produced Products, Corporate Governance and Transparency www.eldoradogold.com/about-us/governance/default.aspx		
GRI 102-19	Delegating authority	59–60	Corporate Governance and Transparency www.eldoradogold.com/about-us/governance/default.aspx		
GRI 102-20	Executive-level responsibility for economic, environmental and social topics	59–60	Corporate Governance and Transparency www.eldoradogold.com/about-us/governance/default.aspx		
GRI 102-21	Consulting stakeholders on economic, environmental and social topics	42–46	Engaged and Prosperous Communities		
GRI 102-22	Composition of the highest governance body and its committees	56–60	Responsibly Produced Products, Corporate Governance and Transparency www.eldoradogold.com/about-us/governance/default.aspx		
GRI 102-23	Chair of the highest governance body	5	Please visit www.eldoradogold.com/about-us/leadership/board-of-directors/default.aspx for more information		
GRI 102-24	Nominating and selecting the highest governance body	56–60	Responsibly Produced Products, Corporate Governance and Transparency: www.eldoradogold.com/about-us/governance/default.aspx. For more information, please see Eldorado's 2020 Management Proxy Circular: www.eldoradogold.com/investors/shareholder-information/shareholder-materials-and-agm/default.aspx		
GRI 102-25	Conflicts of interest	–	Eldorado's Board of Directors make public any cross-board memberships they may have. Please see Eldorado's 2020 Management Proxy Circular for more information: www.eldoradogold.com/investors/shareholder-information/shareholder-materials-and-agm/default.aspx		
GRI 102-26	Role of highest governance body in setting purpose, values and strategy	2–8, 56–60	Message from the President & CEO, Letter from the Chair of the Sustainability Committee, Corporate Governance and Transparency, Responsibly Produced Products www.eldoradogold.com/about-us/governance/default.aspx		
GRI 102-27	Collective knowledge of highest governance body	–	Please see Eldorado's 2020 Management Proxy Circular: www.eldoradogold.com/investors/shareholder-information/shareholder-materials-and-agm/default.aspx and website: www.eldoradogold.com/about-us/leadership/board-of-directors/default.aspx for more information.		
GRI 102-28	Evaluating the highest governance body's performance	–	Please see Eldorado's 2020 Management Proxy Circular: www.eldoradogold.com/investors/shareholder-information/shareholder-materials-and-agm/default.aspx and website: www.eldoradogold.com/about-us/leadership/board-of-directors/default.aspx for more information.		
GRI 102-29	Identifying and managing economic, environmental and social impacts	7–15	Our Sustainability Framework, Our Performance Targets, Materiality, Responsibly Creating Value throughout the Mining Life Cycle		
GRI 102-30	Effectiveness of risk management processes	59–60	Corporate Governance and Transparency; also see Eldorado's 2020 Management Proxy Circular: www.eldoradogold.com/investors/shareholder-information/shareholder-materials-and-agm/default.aspx		
GRI 102-31	Review of economic, environmental and social topics	6–12	Our Sustainability Framework, Our Performance Targets, Materiality; also see Eldorado's 2020 Management Proxy Circular: www.eldoradogold.com/investors/shareholder-information/shareholder-materials-and-agm/default.aspx		

Governance (continued on next page)

General standard disclosures	Description of indicator	Page number	Chapter, link or location of information	UNGC principle	Sustainable Development Goals
Governance (continued from previous page)					
GRI 102-32	Highest governance body's role in sustainability reporting	–	Eldorado's Sustainability Committee of the Board of Directors reviews each year's Year in Review Report.		
GRI 102-35	Remuneration policies	60	Please see Eldorado's 2020 Management Proxy Circular: www.eldoradogold.com/investors/shareholder-information/shareholder-materials-and-agm/default.aspx and website: www.eldoradogold.com/about-us/leadership/board-of-directors/default.aspx for more information.		
GRI 102-36	Process for determining remuneration	60	Please see Eldorado's 2020 Management Proxy Circular: www.eldoradogold.com/investors/shareholder-information/shareholder-materials-and-agm/default.aspx and website: www.eldoradogold.com/about-us/leadership/board-of-directors/default.aspx for more information.		
Stakeholder Engagement					
GRI 102-40	List of stakeholder groups	45	Engaged and Prosperous Communities		
GRI 102-41 SASB EM-MM 310a.1	Collective bargaining agreements	41	Labour Standards	3	
GRI 102-42	Identifying and selecting stakeholders	45	Engaged and Prosperous Communities		
GRI 102-43	Approach to stakeholder engagement	45	Engaged and Prosperous Communities		
GRI 102-44	Key topics and concerns raised	45–46	Complaints and Grievances		
Reporting Practices					
GRI 102-45	Entities included in the Consolidated Financial Statements	–	Eldorado's financial reporting can be found on our website: www.eldoradogold.com/investors/financial-information/annual-reports/default.aspx		
GRI 102-46	Defining report content and topic boundaries	6–12	Materiality	3	
GRI 102-47	List of material topics	10–12	Materiality		
GRI 102-48	Restatements of information	84	No restatements were made within this Report unless otherwise noted.		
GRI 102-49	Changes in reporting	–	Materiality; Eldorado has also integrated some Sustainability Accounting Standards Board ("SASB") Metals and Mining reporting standards into this Report as part of the Company's ongoing alignment to the SASB reporting framework.		
GRI 102-50	Reporting period	IFC			
GRI 102-51	Date of most recent report	IFC			
GRI 102-52	Reporting cycle	IFC			
GRI 102-53	Contact point for questions regarding the report	IFC			
GRI 102-54	Claims for reporting in accordance with the GRI Standards	IFC			
GRI 102-55	GRI content index	88–92			

GRI Material Topics

GRI Standards indicator	Report section/Material topic	Page number	Level of reporting	Identified omission(s) and reason(s) for omission(s)	Comments and links	UNGC principle	Sustainable Development Goals
Safe, Inclusive and Innovative Operations							
GRI 403	Safe, Inclusive and Innovative Operations	26–43	Full		Eldorado's Health and Safety Policy: www.eldoradogold.com/about-us/governance/default.aspx		3, 8, 12
GRI 403-1	Safe, Inclusive and Innovative Operations	26–43	Full	**GRI 403-1.1:** In addition to international standards, Eldorado seeks to comply with all relevant regulations and legal requirements related to Health and Safety, which vary by operating jurisdiction.			3, 8, 12
GRI 403-2	Safe, Inclusive and Innovative Operations	26–43	Partial	**GRI 403-2.b; GRI 403-2.c; GRI 403-2.d:** Eldorado's *Global Health and Safety Directive* provides information on the Company's risk assessment, worker communication and incident-investigation procedures.	Eldorado's *Global Health and Safety Directive*: www.eldoradogold.com/responsibility/health-and-safety/default.aspx		3, 8, 12
GRI 403-5	Safe, Inclusive and Innovative Operations	26–43	Full				3, 8, 12
GRI 403-7	Safe, Inclusive and Innovative Operations	26–43	Full				3, 8, 12
GRI 403-9 **SASB EM-MM-320a.1**	Safe, Inclusive and Innovative Operations	26–43	Partial	**GRI 403-9.a; GIR 403-9.b**			3, 8, 12
GRI 403-10	Safe, Inclusive and Innovative Operations	26–43	Partial	Work-related ill-health is not reported separately from Eldorado's health and safety performance.			3, 8, 13
GRI 405	Safe, Inclusive and Innovative Operations, Responsibly Produced Products	26–43, 56–58	Full		Eldorado's governance policies, including our Human Rights Policy and our Diversity Policy: www.eldoradogold.com/about-us/governance/default.aspx		5, 8
GRI 405-1	Safe, Inclusive and Innovative Operations	26–43	Partial	**GRI 405-2:** Eldorado does not report basic employee salaries.	Eldorado's governance policies, including our Human Rights Policy and our Diversity Policy: www.eldoradogold.com/about-us/governance/default.aspx		5, 8

None
Partial
Full

GRI Material Topics

GRI Standards indicator	Report section/Material topic	Page number	Level of reporting	Identified omission(s) and reason(s) for omission(s)	Comments and links	UNGC principle	Sustainable Development Goals
Engaged and Prosperous Communities							
GRI 401	Local Employment and Procurement	50–55	●				5, 8
GRI 401-1	Local Employment and Procurement	50–55	●				5, 8
GRI 402	Local Employment and Procurement	50–55	●				5, 8
GRI 404	Local Employment and Procurement	50–55	●				5, 8
GRI 404-1	Local Employment and Procurement	50–55	◖				
GRI 404-3	Local Employment and Procurement	50–55	●	We aim for all (100%) of our employees to undergo performance reviews annually at minimum.			5, 8
GRI 407	Increasing Local Employment and Procurement	50–55	●			3	5, 8
GRI 411 **SASB EM-MM-210a.3**	Engaging with Indigenous Peoples	42–49	●	Eldorado's Environmental Policy and Human Rights Policy: www.eldoradogold.com/about-us/governance/default.aspx			10
GRI 413 **SASB EM-MM-210b.1**	Engaged and Prosperous Communities	42–49	●				
GRI 413-1	Engaging with Stakeholders	42–49	●				
GRI 413-2	Engaged and Prosperous Communities, Healthy Environments Now and for the Future	42–49, 64–83	●				12, 13, 14, 15
Responsibly Produced Products							
GRI 201-1	Message from the President & CEO	2	●	**GRI 201-1** financial data has been reporting within the relevant sections of the Report (community investments, payments to governments, etc.). Additional details can be found in Eldorado's 2020 Financial Report: www.eldoradogold.com/investors/financial-information/annual-reports/default.aspx	Additional information for **GRI 201-1:** 2020 Annual Report: www.eldoradogold.com/investors/financial-information/annual-reports/default.aspx		8, 9, 12
GRI 410	Our Approach to Responsible Mining, Responsibly Produced Products	6–12, 56–58	●				
GRI 410-1	Our Approach to Responsible Mining, Responsibly Produced Products	6–12, 56–58	◖	**GRI 410-1.1, GRI 410-1.2:** All employees and contractors, including security personnel, are required to comply with Eldorado's Human Rights Policy.		1, 2	12, 16
GRI 408	Our Approach to Responsible Mining, Responsibly Produced Products	6–12, 56–58	●		Eldorado's Human Rights Policy: www.eldoradogold.com/about-us/governance/default.aspx	5	5, 8, 12
GRI 409	Our Approach to Responsible Mining, Responsibly Produced Products	6–12, 56–58	●		Eldorado's Human Rights Policy: www.eldoradogold.com/about-us/governance/default.aspx	4	5, 8, 12

GRI Standards indicator	Report section/Material topic	Page number	Level of reporting	Identified omission(s) and reason(s) for omission(s)	Comments and links	UNGC principle	Sustainable Development Goals
Responsibly Produced Products (continued from previous page)							
GRI 412	Our Approach to Responsible Mining, Responsibly Produced Products	6–12, 56–58	●		Eldorado's Human Rights Policy: www.eldoradogold.com/about-us/governance/default.aspx	5	5, 8, 12
GRI 412-1 **SASB EM-MM-210a.1**	Our Approach to Responsible Mining, Engaged and Prosperous Communities, Responsibly Produced Products	6–12, 42–46, 56–58	●	Eldorado's gold-producing sites undergo human rights assessments in the form of external assurances in accordance with the World Gold Council's Conflict-Free Gold Standard.	Eldorado's Conflict-Free Gold Reports: www.eldoradogold.com/responsibility/our-approach/accountability/default.aspx	1, 2	12
GRI 412-2	Responsibly Produced Products	56–58	◖	Eldorado does not separately report hours of human rights-related training.		1, 2	
GRI 412-3	Our Approach to Responsible Mining, Responsibly Produced Products	6–12, 56–58	●		Eldorado's Human Rights Policy applies to all (100%) of employees and contractors. Eldorado's Human Rights Policy: www.eldoradogold.com/about-us/governance/default.aspx	1, 2	
GRI 205 **SASB EM-MM-510a.1**	Responsibly Produced Products	56–58	◖		Eldorado's internal controls, policies and procedures are designed to mitigate risks related to corruption. For more information, please see Eldorado's 2019 Annual Information Form: www.eldoradogold.com/investors/financial-information/filings/default.aspx	10	12, 16
GRI 205-2	Responsibly Produced Products	56–58	◖	**GRI 205-1:** Corruption and bribery are part of Eldorado's regular risk assessment processes. **GRI 205-3:** There have been no confirmed incidents of corruption.	Our Anti-Bribery and Anti-Corruption Policy: www.eldoradogold.com/about-us/governance/default.aspx	10	12, 16
GRI 415	Engaged and Prosperous Communities	46	●			10	12, 16
GRI 415-1	Engaged and Prosperous Communities	46	●			10	12, 16
GRI 406	Engaged and Prosperous Communities	46	●		Eldorado's governance policies, including our Human Rights Policy and our Diversity Policy: www.eldoradogold.com/about-us/governance/default.aspx	6	5, 8, 10

GRI Material Topics

GRI Standards indicator	Report section/Material topic	Page number	Level of reporting	Identified omission(s) and reason(s) for omission(s)	Comments and links	UNGC principle	Sustainable Development Goals
Healthy Environments Now and for the Future							
GRI 307 SASB EM-MM-160a.1	Environmental Compliance	65–66	●			8	6, 12, 13, 15
GRI 307-1	Environmental Compliance	65–66	●			8	6, 12, 13, 15
GRI 306	Tailings and Waste	67-72				8, 9	6, 12, 13, 15
GRI 306-1	Tailings and Waste	–	○	Eldorado's water discharge by destination is reported in the Company's annual CDP submission.	Further disclosure on Eldorado's water use and management can be found in our annual survey responses to the CDP: cdp.net		
GRI 306-2 SASB EM-MM-150a.1 SASB EM-MM-150a.2 SASB EM-MM-150a.3	Tailings and Waste	67–72	◐	Eldorado does not directly report the location of each type of waste disposed.		8, 9	6, 12, 14, 15
GRI 306-3	Environmental Compliance	65–66	●			8	12
GRI 306-4	–	–	○	Eldorado transports all waste in accordance with applicable laws and regulations.			
GRI 306-5	–	–	○	The river basins and bodies of water near our operations are reported in the Company's annual CDP submission.	Further disclosure on Eldorado's water use and management can be found in our annual survey responses to the CDP: cdp.net		
SASB EM-MM-160a.2	Biodiversity and Reclamation	81–83	●			8,9	6, 12
GRI 304	Biodiversity and Reclamation	81–83	●			8, 9	12, 15
GRI 304-3	Biodiversity and Reclamation	81–83	●			8, 9	12, 15
GRI 303	Water and Air	77–80	●			8, 9	3, 6, 12
GRI 303-1	Water and Air	77–80	◐	**GRI 303-1.d:** Eldorado seeks to recycle and reuse as much water as possible; however, the Company has not set specific water-related targets.		8, 9	3, 6, 12
GRI 303-2	Water and Air	77–80	●		Water discharge practices are conducted in accordance with all applicable laws and regulations at each operation.	8, 9	3, 6, 12
GRI 303-3	Water and Air	77–80	●			8, 9	6, 12
GRI 303-4	–	–	○	Eldorado's water discharge by destination is reported in the Company's annual CDP submission.	Further disclosure on Eldorado's water use and management can be found in our annual survey responses to the CDP: cdp.net		

GRI Standards indicator	Report section/Material topic	Page number	Level of reporting	Identified omission(s) and reason(s) for omission(s)	Comments and links	UNGC principle	Sustainable Development Goals
Healthy Environments now and for the Future (continued from previous page)							
GRI 303-5 **SASB EM-MM-140a.1**	Water and Air	77–80	●	Eldorado's Kışladağ and Efemçukuru mines are located in high-water-stress areas according to the World Resource Institute: wri.org/. These sites accounted for approximately 72% of Eldorado's water consumption in 2019.		8, 9	6, 12
GRI 302	Energy and Climate Change	71–76	●			8, 9	12, 13
GRI 302-1 **SASB EM-MM-130a.1**	Energy and Climate Change	71–76	●			8, 9	12, 13
GRI 302-3	Energy and Climate Change	71–76	●		Energy intensity is calculated based on all types of fuels consumed within the organization.	8, 9	12, 13
GRI 302-4	Energy and Climate Change	71–76	◖	Eldorado does not report reductions or increases in energy use that are correlated with specific initiatives intended to reduce energy consumption.		8, 9	12, 13
GRI 305	Energy and Climate Change	71–76	●			8, 9	12, 13
GRI 305-1 **SASB EM-MM-110a.1**	Energy and Climate Change	71–76	●	Eldorado does not report the percentage of emissions covered under emissions-limiting regulations.	All emissions are reported using CO2 equivalents.	8, 9	12, 13
GRI 305-2	Energy and Climate Change	71–76	●	**GRI 305-2.c:** Eldorado uses the British Department of Environment, Food and Rural Affairs for most conversion factors. Hydro Québec provides electricity-conversion factors for the Lamaque mine.	All emissions are reported using CO2 equivalents.	8, 9	12, 13
GRI 305-3	Energy and Climate Change	71–76	●		All emissions are reported using CO2 equivalents.	8, 9	12, 13
GRI 305-4	Energy and Climate Change	71–76	●		All emissions are reported using CO2 equivalents.	8, 9	12, 13
GRI 305-5	Energy and Climate Change	71–76	●		All emissions are reported using CO2 equivalents.	8, 9	12, 13
GRI 201-2	Energy and Climate Change	71–76	◖	Eldorado does not report costs associated with risks related to climate change.		8, 9	12, 13

Cautionary Notes

Cautionary Notes Regarding Forward Looking Statements

Certain of the statements made and information provided in this Report are forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "continue", "projected", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking information includes, but is not limited to, statements or information with respect to the duration, extent and other implications of the coronavirus (COVID-19) and any restrictions and suspensions with respect to our operations, capital resources and business objectives, our guidance and outlook, including expected production, cost guidance and recoveries of gold, establishing sustainability and environmental targets, goals and strategies, including related to GHG emissions, and the ability to meet the same, implementing the SIMS, meeting diversity and safety goals, benefits of improvements at its mines, including flotation columns at Efemçukuru; our planned capital and exploration expenditures, conversion of mineral resources to mineral reserves, our expectation as to our future financial and operating performance, including expectations around generating significant free cash flow, expected metallurgical recoveries, gold price outlook and the gold concentrate market and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities and related timelines and schedules.

Forward-looking information is based on a number of assumptions, that management considers reasonable, however, if such assumptions prove to be inaccurate, then actual results, activities, performance or achievements may be materially different from those described in the forward-looking information. These assumptions include assumptions concerning how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; exchange rates; anticipated costs and expenses; production and metallurgical recoveries; mineral reserves and resources; and the impact of acquisitions, dispositions, suspensions or delays in our business. In addition, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this Report.

Forward-looking information is subject to known and unknown risks, uncertainties and other important factors that may cause actual results, activities, performance or achievements to be materially different from those described in the forward-looking information. These risks, uncertainties and other factors include, among others: the duration and effects of COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society; geopolitical and economic climate (global and local), mineral tenure and permits; inability to meet sustainability, environmental, diversity or safety targets, goals and strategies; gold and other commodity price volatility; recoveries of gold and other metals; results of test work; revised guidance; mining operational and development risk; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; speculative nature of gold exploration; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled "Forward-Looking Statements" and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR under our name for a fuller understanding of the risks and uncertainties that affect our business and operations.

Forward-looking statements and information is designed to help readers understand management's current views of our near and longer term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.

Cautionary Note Regarding Scientific and Technical Information

There are material differences between the standards and terms used for reporting mineral reserves and resources in Canada, and in the United States pursuant to the United States Securities and Exchange Commission's (the "SEC") Industry Guide 7. While the terms mineral resource, measured mineral resource, indicated mineral resource and inferred mineral resource are defined by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) and the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, and must be disclosed according to Canadian securities regulations; however, these terms are not defined under Industry Guide 7 and have historically not been permitted to be used in reports and registration statements filed with the SEC pursuant to Industry Guide 7.

Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Under the securities regulations adopted by the Canadian Securities Administrators (CSA), estimates of inferred mineral resources generally cannot be used as the basis of feasibility or prefeasibility studies. Information about our mineral deposits may not be comparable to similar information made public by US domestic mining companies, who prepare their disclosure in accordance with Industry Guide 7.

Except as otherwise noted, Paul Skayman, FAusIMM, our consultant to the Chief Operating Officer, is the "Qualified Person" under NI 43-101 responsible for preparing or supervising the preparation of, or approving the scientific or technical information contained in this Report for all our properties.

For a summary of the material scientific and technical information regarding our material mineral properties described in this Report, readers should refer to the following technical reports, each of which is available under our name on SEDAR and EDGAR:

- Technical Report titled "Technical Report, Kışladağ Gold Mine, Turkey" with an effective date of January 17, 2020 (Kışladağ Technical Report) prepared by Stephen Juras, Ph.D., P.Geo., Paul Skayman, FAusIMM, David Sutherland, P.Eng., Richard Miller, P.Eng. and Sean McKinley, P.Geo.
- Technical Report titled "Technical Report, Efemçukuru Gold Mine, Turkey" with an effective date of December 31st, 2019 prepared by David Sutherland, P. Eng, Paul J. Skayman, FAusIMM, Sean McKinley, P. Geo, Imola Götz, P.Eng, and Ertan Uludag, P. Geo.
- Technical Report titled "Technical Report, Olympias Mine, Greece", with an effective date of December 31, 2019. The report was prepared by the following Qualified Persons as defined by NI 43-101: David Sutherland, P.Eng., Ertan Uludag, P. Geo., Colm Keogh, P. Eng., Paul Skayman, FAusIMM, and Sean McKinley, P.Geo.
- Technical Report titled "Technical Report, Skouries Project, Greece" with an effective date of January 1, 2018 prepared by Stephen Juras, Ph.D., P.Geo., Paul Skayman, FAusIMM, and Colm Keogh, P.Eng.
- Technical Report titled "Technical Report for the Lamaque Project, Quebec, Canada" with an effective date of March 21, 2018 prepared by Eldorado Gold Corporation including Stephen Juras, Ph.D., P.Geo. and Colm Keogh, P.Eng., Jacques Simoneau P.Geo, and WSP Canada Inc.

Corporate Information

Canada (Head Office)

Eldorado Gold Corporation
1188 Bentall 5
550 Burrard Street
Vancouver, BC V6C 2B5 Canada

Tel: +1 604 687 4018
Fax: +1 604 687 4026
Toll-free: +1 888 353 8166

Canada (Lamaque)

Eldorado Gold Lamaque
300, 3e Avenue Est
Val-d'Or, QC J9P 0J6 Canada

Tel: +1 819 874 3100
Fax: +1 819 874 0051

Turkey

Tüprag Metal Madencilik
Sanayive Ticaret A.S.
Iran Caddesi
Turan Emeksiz Sok. No. 1
06700 Gaziosmanpasa
Ankara Turkey

Tel: +90 312 468 4536
Fax: +90 312 468 2646

Greece

Hellas Gold SA & Thracean
Gold Mining SA
23A Vasilissis Sofias Avenue
Athens
10674 Greece

Tel: +30 214 687 0000
Fax: +30 214 687 0095

Brazil

Unamgen Mineração e Metalurgia S/A
Avenida Olegário Maciel
1846 – Santo Agostinho
Belo Horizonte, MG
CEP 30180-112 Brazil

Tel: +55 31 2101 3750
Fax: +55 31 2101 3758

Romania

Deva Gold SA
No. 9 Dragos Voda Street
BL. 28, SC. A-B
Deva, Hunedoara County
330034 Romania

Tel: +40 25 423 3680
Fax: +40 25 423 3682

Barbados

Eldorado Gold (Barbados) Limited
White Park House
White Park Road
Bridgetown
BB11135 Barbados

Tel: +1 246 271 5357
Fax: +1 246 271 5357

The Netherlands

Eldorado Gold (Netherlands) BV
Barbara Strozzilaan 101
1083 HN, Amsterdam
The Netherlands

Tel: +31 204 509 610
Fax: +31 204 509 611

Glossary of Acronyms, Symbols and Abbreviations

°C	Degrees Celsius
2P	Proven and Probable
ADR	Adsorption, Desorption, Recovery
ARD	Acid Rock Drainage
Ag	Silver
AISC	All-in Sustaining Costs
Au	Gold
B	Billion
CDP	Carbon Disclosure Project
CEO	Chief Executive Officer
CFGS	Conflict-Free Gold Standard
CFO	Chief Financial Officer
CIL	Carbon-in-Leach
CofA	Certificate of Authorization
COO	Chief Operating Officer
CSO	Chief Strategy Officer
EIA	Environmental Impact Assessment
EITI	Extractive Industries Transparency Initiative
ESTMA	Extractive Sector Transparency Measures Act
EU	European Union
EU Directives	European Union Directives
Euromines	European Association of Mining Industries, Metal Ores & Industrial Minerals
EVP	Executive Vice President
g	Grams
GHG	Greenhouse Gases
GJ	Gigajoule
GRI	Global Reporting Initiative
ICMC	International Cyanide Management Code
ICMI	International Cyanide Management Institute
ICMM	International Council on Mining and Metals
IMO	International Maritime Organization
ISO	International Standards Organization
ISO 14001	Environmental Management System
ISO 39001	Road Traffic Safety Management System
ISO 50001	Energy Management System
Koz	One Thousand Troy Ounces
Kt	One Thousand Tonnes
LPG	Liquefied Petroleum Gas
LTI	Lost-Time Injury
LTIFR	Lost-Time Injury Frequency Rate (per million person hours worked)
m	Metre
m^3	Metre Cubed
M	Million
MAC	Mining Association of Canada
Moz	One Million Troy Ounces
NGO	Non-governmental Organization
OECD	Organisation for Economic Co-operation and Development
OHSAS	Occupational Health and Safety Assessment Series
OHSAS 18001	Occupational Health and Safety Management System
oz	Troy Ounce (31.1 grams)
Pb	Lead
PFS	Pre-feasibility Study
PPE	Personal Protective Equipment
RGMP	Responsible Gold Mining Principles
SASB	Sustainability Accounting Standards Board
SDG	Sustainable Development Goal
SDG Index	Sustainable Development Goals Index
SIMS	Sustainability Integrated Management System
t	Tonne (one thousand kilograms)
tCO2e	Tonne of Carbon Dioxide Equivalent
TRIFR	Total Recordable Injury Frequency Rate (per million person hours worked)
TSM	Towards Sustainable Mining
UNGC	United Nations Global Compact
VPSHR	Voluntary Principles on Security and Human Rights
WGC	World Gold Council
Zn	Zinc

WORLD GOLD COUNCIL MEMBER

Sustainability from the ground up.

eldorado gold

Eldorado Gold Corporation

11th Floor, 550 Burrard Street
Vancouver, BC, Canada V6C 2B5

t: +1 604 687 4018
f: +1 604 687 4026
Toll-free: +1 888 353 8166

eldoradogold.com

TSX: ELD
NYSE: EGO